Hughes Hubbard & Reed LLP

One Battery Park Plaza
New York, New York 10004-1482
Telephone: 212-837-6000
Facsimile: 212-422-4726

03037771

Ellen S. Friedenberg
E-mail: frieden@hugheshubbard.com
212-837-6465

November 24, 2003

NOV 26 2003

FEDERAL EXPRESS

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Stop 3-2
Washington, DC 20549

Re: Chugai Pharmaceutical Co., Ltd. – File Number 82-34668

Dear Sirs:

On behalf of Chugai Pharmaceutical Co., Ltd. (the "Company"), I enclose the Company's letter submitting materials pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, together with the attachments thereto.

I would be grateful if you could stamp one copy of the enclosed letter in order to acknowledge receipt thereof and return it to me in the enclosed envelope.

Please direct any communications regarding this filing to me at the above address. I can also be reached at 212-837-6465 (telephone), 212-422-4726 (fax) or frieden@hugheshubbard.com.

Very truly yours,

Ellen Friedenberg

ESF:bam

Enclosure

dlw 12/1

CHUGAI PHARMACEUTICAL CO., LTD.
1-9 Kyobashi 2-chome, Chuo-ku
Tokyo 104 8301, Japan

November 24, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Chugai Pharmaceutical Co., Ltd.
Rule 12g3-2(b) Exemption: File Number 82-34668

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, as amended, Chugai Pharmaceutical Co., Ltd., a company incorporated under the laws of Japan (the "Company"), is submitting the enclosed documents as identified on Exhibit A hereto. With respect to Japanese language documents listed in Exhibit A for which no English language version has been prepared, brief descriptions are set forth in Exhibit B hereto.

In the event of any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this submission, Ellen Friedenberg of Hughes Hubbard & Reed LLP, One Battery Park Plaza, New York, New York 10004, telephone (212) 837-6465, fax number (212) 422-4726.

Sincerely,

Chugai Pharmaceutical Co., Ltd.

By: ______________________

Yoshio Itaya
General Manager of
Finance and Accounting Department

Enclosure

File Number: 82-34668

Exhibit A

Additional Rule 12g3-2(b) Documents

A. English Language Documents.

None.

B. Japanese Language Documents.

1. Report, dated September 12, 2003, on the status of the purchase of its own shares by the Company for the period from August 1, 2003 through August 31, 2003 (Brief description of which is set forth in Exhibit B)

2. Report, dated October 15, 2003, on the status of the purchase of its own shares by the Company for the period from September 1, 2003 through September 30, 2003 (Brief description of which is set forth in Exhibit B)

3. Report, dated November 13, 2003, on the status of the purchase of its own shares by the Company for the period from October 1, 2003 through October 31, 2003 (Brief description of which is set forth in Exhibit B)

4. Brief announcement of interim consolidated financial statements (unaudited), dated November 7, 2003, for the six months ended September 30, 2003 (English translation as Attachment 1)

5. Supplementary materials for interim consolidated financial results for the six months ended September 30, 2003 (English translation as Attachment 2)

6. Documents concerning material information concerning the Company which may have a material influence on an investor's decision (which have been filed by the Company with the stock exchanges on which the common stock of the Company is listed and which are made public by such stock exchanges)

   a. Document titled "Notice Concerning the Results of Acquisition of the Company's Own Shares from the Market" dated September 8, 2003 (English translation as Attachment 3)

   b. Document titled "A Revision of Mid-term Financial Outlook for Fiscal Year 2003" dated October 20, 2003 (English translation as Attachment 4)

5. Press releases

   a. Press release titled "Expansion of indication for the genetically engineered Rituximab anti-cancer, anti-CD20 monoclonal antibody drug 'Rituxan® Injection 10mg/mL'," dated September 25, 2003 (English translation as Attachment 5)

b. Press release titled "Additional Antibody Production Facilities at Utsunomiya Plant" dated October 8, 2003 (English translation as Attachment 6)

c. Press release titled "Supply of anti-influenza drug TAMIFLU® for the 2003-2004 season" dated October 17, 2003 (English translation as Attachment 7)

d. Press release titled "Pegasys® (pegylated interferon alfa-2a) approved in Japan for the treatment of Chronic Hepatitis C" dated October 20, 2003 (English translation as Attachment 8)

e. Press release titled "Phase II clinical study of MRA shows significant clinical benefit to children with systemic-onset Juvenile Idiopathic Arthritis" dated October 27, 2003 (English translation as Attachment 9)

f. Press release titled "359 Patient, Phase II Clinical Study Results of MRA – A Beneficial Treatment for Adult Rheumatoid Arthritis" dated October 28, 2003 (English translation as Attachment 10)

[End]

File Number: 82-34668

Exhibit B

Brief Description of Japanese Language Documents Designated in Exhibit A

1. Report, dated September 12, 2003, on the status of the purchase of its own shares by the Company for the period from August 1, 2003 through August 31, 2003

Under the Commercial Code of Japan, a company can, upon the authorization at its annual general meeting of shareholders, purchase its own shares up to the number authorized by said annual general meeting of shareholders within the aggregate purchase price not exceeding the amount of the profit available for dividend. In light of the foregoing, the Securities and Exchange Law of Japan requires a listed company which has been authorized to purchase its own shares by its annual general meeting of shareholders, to submit with the competent local financial bureau a monthly report (the "Share Purchase Report") on the status of the purchase of its own shares by no later than the 15th day of the following month. A Share Purchase Report filed by a company is made public at a competent local financial bureau, the stock exchanges on which the shares of the company are listed and at the head office and major branch offices of the company pursuant to the Securities Law.

The matters set forth in a Share Purchase Report are (i) the status of the purchase under the resolution of the annual general meeting of shareholders, such as the number of shares authorized for purchase and the number of shares actually purchased in the relevant month, (ii) the status of the disposition of the shares purchased by the Company, and (iii) the number of shares held by the Company in treasury.

The above-captioned Share Purchase Report for August states that the Company did not purchase any share of the Company during the month of August.

2. Report, dated October 15, 2003, on the status of the purchase of its own shares by the Company for the period from September 1, 2003 through September 30, 2003

The above-captioned Share Purchase Report for September states that the Company purchased 800,000 shares of the Company at an aggregate price of 1,024,559,600 yen during September, and that the total number of shares purchased pursuant to the authorization at the annual shareholders' meeting held on June 25, 2003 amounts to 4,300,000, which account for 86% of the total number of shares that the Company has been authorized to purchase at said shareholders' meeting.

3. Report, dated November 13, 2003, on the status of the purchase of its own shares by the Company for the period from October 1, 2003 through October 31, 2003

The above-captioned Share Purchase Report for October states that the Company did not purchase any share of the Company during the month of October.

[End]

CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(for the first half of fiscal year 2003.12 ended September 30, 2003)

November 7, 2003

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the board of Directors
Contact: Mr. Yoshio Itaya, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611
Date of Board Meeting for Settlement of Accounts: November 7, 2003
Parent Company Name: Roche Pharmholding B.V. Shareholding ratio of the Parent Company: 50.1%
Application of US Accounting Standards: No

1. Consolidated Operating Results for the First Half of Fiscal Year ended September 2003

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
First half of FY2003.12	¥141,054 million	41.4%	¥27,732 million	128.6%	¥ 28,622 million	128.9%
First half of FY2003.3	¥ 99,743 million	(7.8)%	¥12,133 million	(26.1)%	¥ 12,503 million	(33.7)%
FY ended March 2003	¥237,390 million		¥30,317 million		¥30,967 million	

	Net Income	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)
First half of FY2003.12	¥18,225 million	-	¥33.19	¥32.69
First half of FY2003.3	¥(26,152) million	-	¥(97.17)	-
FY ended March 2003	¥(20,135) million		¥(51.75)	-

Note 1. Equity in earnings of unconsolidated subsidiaries and affiliates: none for the first half ended September 30, 2003, ¥ none for the first half ended September 30, 2002, and ¥ none for the year ended March 31, 2003, respectively.
2. Average number of outstanding shares: 549,139,197 shares for the first half ended September 30, 2003, 269,150,601 shares for the first half ended September 30, 2002 and 390,885,654 shares for the year ended March 31, 2003, respectively.
3. Change in method of accounting: None
4. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous first half.

(2)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
As of September 30, 2003	¥396,772 million	¥286,903 million	72.3%	¥525.18
As of September 30, 2002	¥347,976 million	¥216,956 million	62.4%	¥665.68
As of March 31, 2003	¥425,301 million	¥277,253 million	65.2%	¥503.41

Note: Number of outstanding shares at the end of the first half or fiscal year (consolidated): 546,298,597 shares as of September 30, 2003, 325,915,245 shares as of September 30, 2002, and 550,569,719 shares as of March 31, 2003, respectively.

(3)Results of cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
First half of FY2003.12	¥(16,857)million	¥6,495 million	¥(11,341)million	¥48,978 million
First half of FY2003.3	¥20,095 million	¥10,652 million	¥12,053 million	¥83,779 million
FY ended March 2003	¥22,556 million	¥(16,025) million	¥(6,548) million	¥70,593 million

(4) Scope of consolidation and application of equity method:
Number of consolidated subsidiaries: 17
Number of non-consolidated subsidiaries accounted for by the equity method: None
Number of affiliates accounted for by the equity method: None

(5) Changes in scope of consolidation and application of equity method:
Number of companies newly consolidated: -
Number of company excluded from consolidation: -
Number of companies newly accounted for by the equity method: -
Number of companies excluded from the equity method of accounting: -

2. Forecast for the Year Ending December 31, 2003 (April 1, 2003 - December 31, 2003)

	Net Sales	Recurring Profit	Net Income
FY December 2003	¥225,000 million	¥34,500 million	¥22,000 million

Reference: Projected net income per share for the year ending December 31, 2003 is ¥40.27, based on the number of outstanding shares as of September 30, 2003.
Note: The Company has changed its financial year-end from March 31 to December 31, therefore, its current year-end closing will be December 31, 2003. As a result of this change, the forecast of the above represents nine months (from April 1, 2003 to December 31, 2003) for the annual performance.

The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may differ from these forecasts due to potential risks and uncertainties.

Outline of Chugai Group

(As of September 30, 2003)

CHUGAI PHARMACEUTICAL CO., LTD.

PHARMACEUTICAL SEGMENT

< Domestic >

* Chugai Research Institute for Medical Science Inc. (Research and development and maintenance of research facilities)
* Hiroshima Chugai Pharmaceutical Co., Ltd. (Contract production of pharmaceuticals)
* Tohoku Chugai Pharmaceutical Co., Ltd. (Contract production of pharmaceuticals)

< Overseas >

* Chugai U.S.A., Inc. (Holding company / Business administration in the US)
* Chugai Pharma U.S.A., LLC. (Clinical development and submission of applications for new drugs in the US)
* Chugai Pharma Europe Ltd. (Clinical development and submission of applications for new drugs in the EU)
* Chugai Pharma U.K. Ltd. (Sales of pharmaceuticals in the UK)
* Chugai Pharma Marketing Ltd. (Sales administration / Sales of pharmaceuticals in the EU)
* Chugai Pharma France S.A.S. (Sales of pharmaceuticals in France)
* Chugai-Aventis S.N.C. (Import and sales of pharmaceuticals, clinical development and submission of applications for new drugs in the EU)
* Chugai Pharma Taiwan Ltd. (Sales of pharmaceuticals in Taiwan)
* Shanghai Chugai Pharma Co., Ltd. (Business promotion in China)

C&C Research Laboratories (Research and development in Korea)

- F. Hoffman-La Roche Ltd (Research and development, production and sales of pharmaceuticals)

OTHER SEGMENT

* Eiko Kasei Co., Ltd. (Production and sales of insecticides)
* Chugai Business Support Co., Ltd. (Administrative support service)
* Chugai Distribution Co., Ltd. (Storage and transportation)
* Medical Culture Inc. (Publishing and printing)
* Chugai Techno Business Co., Ltd. - the successor to Chugai Shoji Co., Ltd. (Building Maintenance service)

*	Consolidated subsidiaries
#	Affiliated companies not accounted for by the equity method
-	Subsidiary of the parent company

There is no company listed on a stock exchange.

Management Principles and Goals

1. Basic Management Principles

As part of its strategic alliance with F. Hoffmann-La Roche (Headquarters: Switzerland) (Roche), Chugai Pharmaceutical merged with Nippon Roche K.K. (Nippon Roche) on October 1, 2002.

In keeping with this development, the Company has set forth a new mission statement, stating "to dedicate itself to adding exceptional value through the creation of innovative medical products and services for the benefit of the medical community and human health around the world," as its mission, and "as a most important member of the Roche group, we aim to become a top Japanese pharmaceutical company by providing a continuous flow of innovative new medicines domestically and internationally," for its envisioned future.

In addition, we are endeavoring to further boost actions that make patients and customers our primary focus as well as committing to the highest ethical and moral standards befitting a company involved in the healthcare industry.

Under these Basic Management Principles, Chugai's main endeavor is to raise the Chugai Group's corporate value and, with the conviction that these are the best measures for meeting the expectations of all of our stakeholders, such as customers and shareholders, we are redoubling efforts to realize them.

2. Basic Profit Distribution Principles

Although Chugai's basic profit distribution policy has the fundamental goal of appropriately adjusting dividend levels in line with corporate performance, it also emphasizes strengthening the Company's financial position in preparation for future expansion and maintaining stable dividend levels. In addition, internal reserves will be used to fund R&D activities in Japan and around the world as well as for making capital investments related to new products to help establish a management base for long-term stability.

3. Medium-Term Strategy

Prescription pharmaceuticals form the core of Chugai's business and are the focus of a highly unique foundation in R&D that is driven by the most advanced technologies. In particular, we are using the knowledge and technology we have amassed in the field of biotechnology in the development of antibody drugs. At the same time, Roche, who is our strategic partner, possesses capabilities in the R&D and manufacture of biopharmaceuticals that rate among the best in the world.

Chugai plans to maximize the benefits from its alliance with Roche, creating a win-win relationship that will concentrate resources in five fields comprising oncology, renal diseases, bone and joint diseases, cardiovascular diseases, as well as transplant/ immunology/infectious diseases to enable the development of innovative new drugs.

In the nonprescription products business, which mainly involves over-the-counter (OTC) drugs, we are using an internal company system to promote independence and working to further improve productivity through structural reform.

Furthermore, Chugai has set management targets for the fiscal year ending December 31, 2005, that include net sales of ¥315.0 billion and an operating income ratio 20% of net sales.

4. Future Tasks

As Japan's premier R&D-based pharmaceutical company with a global operating base, Chugai is making Company wide efforts to quickly develop its business further by leveraging the strategic alliance with Roche to maximize sales synergies in order to boost sales productivity, cost synergies in order to improve the cost structure, and R&D synergies in order to increase research efficiency and advance the development pipeline.

(1) Sales Synergies—Boosting Sales Productivity
On October 1, 2002, Chugai adopted a hybrid sales and marketing system for domestic prescription pharmaceutical products. The system combines the benefits of marketing that is based on geographical area with that which is based on the therapeutic field to realize higher productivity and facilitate the delivery and exchange of information of high quality.

Capitalizing on both this marketing system and our 1,400 medical representatives (MRs), we will endeavor to maximize the value of both existing and new products.

(2) Cost Synergies—Improving the Cost Structure
As part of efforts to improve the cost structure, Chugai is working to restructure its business establishments. When Chugai and Nippon Roche merged in October 2002, all overlap between main and branch offices was eliminated, cutting maintenance costs related to business establishments. In July 2003 we closed our U.S. research center, and at the end of calendar 2003 we will also close the Takada Research Laboratory to facilitate the structural reorganization of our research bases in Japan into a system encompassing four locations. With regard to production centers, Chugai completed the sale of the Takaoka Plant in March 2003 and will close the Matsunaga Plant at the end of calendar 2003 to pursue the domestic reorganization of production into a system of five centers.

(3) R&D Synergies—Increasing Research Efficiency and Advancing the Development Pipeline
As a result of the merger with Nippon Roche, Chugai has added Kamakura Research Laboratories, which has an excellent track record in the areas of cancer and medicinal chemistry previously operating within Roche's global research framework, to its R&D foundations to create one of Japan's leading drug-discovery bases among pharmaceuticals manufacturers, thereby engendering an environment conducive to the birth of groundbreaking new drugs from Japan.

In addition, the merger has produced a development pipeline that currently boasts 21 new compounds, composing a strong lineup occupying a leading position in the domestic market, as well as the largest development staff in Japan.

Looking ahead, we plan to strengthen R&D portfolio management as well as capitalize on Roche network in overseas development to advance the discovery and development of innovative new drugs, particularly antibody drugs, with the aim of contributing to medical treatment around the world. With regard to the antibody drug, MRA, in addition to expediting product development overseas, to further promote the development of overseas marketing, we entered into a joint development and promotion licensing contract with Roche in July 2003.

(4) Personnel
On October 1, 2002, Chugai implemented a new employee compensation system based on the fulfillment of individual roles. In the industrial sector, there has been a proliferation of performance-based compensation systems; however, for R&D-driven pharmaceuticals manufacturers, medium- to-long-term successes resulting from personnel development are more highly valued than short-term results. At Chugai, we are striving to create a system that emphasizes processes that lead to results rather than the results alone and are endeavoring to improve both employee development and corporate performance.

5. Corporate Governance

With the objective of strengthening the function of the Board of Directors and accelerating decision making, we have adjusted the number of members of the board and increased the number of outside and overseas directors. At the same time, we adopted an executive officer system to clarify the responsibilities associated with the execution of operations. In addition, Chugai's International Advisory Council (IAC), which comprises specialists in various fields from Japan and other countries, serves to further the Company's goal of responding appropriately to changes in the global business environment and ensuring a corporate stance conducive to global business growth. In the future, the Company will continue to bolster and enhance efforts to accelerate decision making and clarify accountability.

Since October 1, 2002, Chugai's Board of Directors has been composed of 11 members, five of whom have been outside directors as of October 2003. There are four corporate auditors, two of whom are from outside the company, and, to augment the corporate auditor function, we established a new auditing staff in October 2003.

Executive officers serving under the president play a central role in the execution of business operations and report administrative conditions to the Board of Directors every fiscal quarter. The Management Committee, which is staffed by the primary executive officers, is entrusted by the Board of Directors to make critical decisions in the execution of business operations. The Management Committee notifies the Board of all important decisions made. Moreover, to heighten the drive to improve performance, boost morale, and maintain exceptional human resources, we instituted a system for granting stock options, and the first distribution to internal directors and executive officers was made in August 2003.

Chugai has established an Internal Auditing Department to monitor the execution of business operations, as well as a Risk Management Committee—a sub organization of the Management Committee—to handle all areas of risk management including ensuring Company wide compliance with legislation and working to prevent improprieties.

Furthermore, in May 1998, Chugai established the Chugai Business Conduct Guidelines, standards for corporate behavior that aim to fully realize actions based on- high ethics and morals. To bolster these efforts, in October 2002, the Company established the Corporate Ethics Department. In addition, in October 2003 the Environmental Affairs Section of General Affairs Department and the Corporate Ethics Department were integrated into Corporate Social Responsibility Promotion Dept., under which name it is continuing its progressive work. We have also established the Corporate Social Responsibility Committee, which is charged with improving and strengthening compliance related to business ethics, the environment, the protection of personal information, and other aspects of social responsibility.

Chugai undergoes regular financial audits conducted by the accounting firm Shin Nihon & Co. and seeks legal counsel related to business management as well as daily operations as necessary.

6. Basic Principles Regarding Relationship with Roche and Roche Pharmholding

Based on the strategic alliance between Chugai and Roche, on October 1, 2002, Roche obtained 50.1% of Chugai's shares through a wholly owned subsidiary, Roche Pharmholding B.V. (head office: the Netherlands).

Under the agreement to the alliance, Chugai has exclusive rights to market Roche's pharmaceuticals, including OTCs, in Japan, and has first refusal rights regarding the development and marketing in Japan of all development candidates advanced by the Roche Group.

In cases when Chugai decides that it requires a partner for the overseas development and/or marketing activities, Roche will have the right of first refusal regarding the development and marketing of Chugai's development candidates in markets outside Japan (excluding South Korea).

The alliance aims to create a new business model that differs from ordinary acquisitions and mergers.

Although Roche Pharmholding includes Chugai in its consolidated financial statements, Chugai continues to function as an independent, listed company, and, while engaging in business in a manner that is in keeping with Japanese culture and society, it will expand its research, development, manufacturing, and marketing activities both domestically and abroad, with the objective of contributing to healthcare and raising profits.



Roche Holding Ltd.
100%
100%
F. Hoffmann-La Roche Ltd.
Roche Finance Ltd.
100%
Roche Pharmholding B.V.
50.1%
CHUGAI PHARMACEUTICAL CO., LTD.

Financial Review and Financial Position

1. Business Overview

(1) Overview of First Six Months of Fiscal Dec. 2003 (April-September, 2003)

a) Sales Results

During the interim period under review, the market surrounding the pharmaceutical industry was influenced by policies designed to reduce medical expenses, resulting in ongoing difficulty in the operating environment.

In this business climate, Chugai strove to leverage the strategic alliance with Roche, which began in December 2001, and the integration with Nippon Roche, which was a part of the alliance with Roche, to bolster new product development, enhance the sales platform, and sharpen the Company's global competitive edge. At the same time, Chugai endeavored to expedite product development, promote products in domestic and overseas markets, and implement marketing campaigns based on sound ethical and scientific principles that promote appropriate drug use as well as customer confidence.

As a result, net sales for the period rose 41.4% from the first half of the previous fiscal year, to ¥141,054 million.

With respect to prescription pharmaceuticals, sales of the mainstay offering Epogin® (epoetin beta), a recombinant human erythropoietin, are strong, reflecting the May 2001 launch of a pre-filled syringe product. Furthermore, the product lineup was enhanced by the merger with Nippon Roche as well as increased sales due to the launch of new products in June 2003, namely, the cephem-type antibiotic ceftriaxone Rocephin® Intravenous 1g Bag, Xeloda®, a fluoropyrimidine carbamate anti-cancer drug for oral consumption, and a hyperphosphatemia drug, Renagel®. These upturns offset the decline of sales of calcium and bone metabolism improvement drug Alfarol®, and total prescription pharmaceutical sales increased 49.1% to ¥129,764 million.

Regarding OTC and other non-prescription products, despite higher sales of the quasi-medicinal tonic drink New Guromont®, sales of our home-use insecticide Varsan® were sluggish as a result of the unusually cool summer and net sales slipped 10.5% to ¥11,289 million.

Overseas sales, including exports, rose 32.4%, to ¥9,761 million, representing 6.9% of the Company's net sales.

b) Financial Results

In terms of income, as a result of efforts to improve the overall efficiency of expenses and increase net sales of prescription pharmaceuticals as described above, operating income soared 128.6% from the first half of the prior fiscal year to ¥27,732 million and recurring profit jumped 128.9% to ¥28,622 million.

Moreover, extraordinary gain from the disposal of investment securities was ¥511 million and milestone payments received based on the licensing agreement related to the co-development and co-promotion of MRA totaled ¥3,294 million.

As a result, Chugai's interim net income was ¥18,225 million.

Principal non-consolidated and consolidated performance figures and the ratios between those figures are as follows.

(Billions of Yen)

	Non-Consolidated (A)	Consolidated (B)	B/A
Net Sales	135.5	141.0	1.04
Operating Income	24.7	27.7	1.12
Recurring Profit	26.2	28.6	1.09
Net Income	17.4	18.2	1.04

Since this fiscal year constitutes a nine-month period between April 1, 2003 and December 31, 2003, interim dividends will not be paid. The Company plans year-end dividends of ¥12 per share.

(3) R&D Activities

Chugai Pharmaceutical Co., Ltd., is proactively developing its prescription pharmaceutical-focused R&D activities in Japan as well as overseas.

Specifically, the Company is working to develop innovative products with global applications in its strategic domains—oncology, renal diseases, bone and joint, cardiovascular diseases, and transplant/infection/immunology. In Japan, Chugai's Fuji Gotemba Research Laboratories, Kamakura Research Laboratories, and Tsukuba Research Laboratories—which specialize in antibody drug research—are collaborating to develop new pharmaceuticals. Overseas, Chugai Pharma USA, LLC., and Chugai Pharma Europe Ltd., are engaged in clinical development activities in the United States and Europe, respectively.

With regard to the Company's pharmaceutical-focused R&D activities during the interim period under review, in July 2003, as part of efforts to maximize the R&D synergies of the strategic alliance with F. Hoffmann-La Roche Ltd., Chugai out-licensed MRA, a humanized anti-IL-6 receptor monoclonal antibody, to Roche and commenced the joint development of the drug with the aim of promoting its swift global development and introduction overseas. Furthermore, we worked to boost research efficiency by concentrating research resources—specifically, research operations at Chugai Pharma U.S.A came to a close in July 2003 and the Takada Research Laboratories are slated to close at the end of 2003.

Regarding the clinical development of prescription pharmaceuticals in Japan, in April 2003, the Company filed for manufacturing approval for MRA (expected indication: Castleman's disease, prospective trade name: Actemra® injection) and in June 2003, Chugai filed to expand the indications of SG-75 (generic name: nicorandil, trade name: Sigmart® injection) to include acute heart failure. In addition, in May 2003, CHS13340, a recombinant parathyroid hormone (1-34), (expected indication: osteoporosis) entered Phase II trials, and in October 2003, R1415, an antitumor agent that inhibits the epidermal growth factor receptor tyrosine kinase (generic name: erlotinib, expected indication: lung cancer) entered Phase II trials.

Furthermore, in June 2003, Chugai launched the anticancer agent R340 (generic name: capecitabine, indication: inoperable or recurrent breast cancer) under the trade name Xeloda® and the antihyperphosphatemia agent PB-94 (generic name: sevelamer HCl, indication: hyperphosphatemia in hemodialysis patients with end-stage renal disease) under the trade name Renagel®. In October 2003, Chugai received approval to import the recombinant pegylated interferon drug R442 (expected indication: chronic hepatitis C, prospective trade name: Pegasys) and intends to launch the drug following National Health Insurance (NHI) price listing.

The Company had hoped to receive approval and NHI price listing for the selective estrogen receptor modulator LY139481 HCl (generic name: raloxifene HCl, expected indication: osteoporosis in postmenopausal women, prospective trade name: Evista®, applicant: Eli Lilly Japan K.K.), for which an application for approval was filed in June 2002, before the end of 2003; however, taking into consideration the current assessment schedule, we predict that approval take longer that originally forecast, and, thus, we do not foresee a launch in 2003.

At present, Chugai is waiting for approval of manufacturing (importing) applications filed in Japan for seven development projects, including the aforementioned LY139481 HCl.

Regarding R&D activities overseas, Chugai out-licensed MRA to Roche, and, working through U.S.-based Chugai Pharma U.S.A., in April 2003, the Company commenced Phase I trials of MRA for the indication of systemic lupus erythematodes (SLE).

During the interim period under review, R&D costs amounted to ¥24,843 million.

2. Forecast for the Nine-Month Period Ending December 31, 2003

At the annual meeting of shareholders held on June 25, 2003, the articles of association were amended, changing the closing date for the Company's fiscal term to December 31; thus, the current fiscal period will constitute nine months. Looking at net sales, we anticipate that market conditions will remain harsh, owing to measures aimed at reducing medical expenses, including an increase in the share of medical costs to be paid by the insured to 30%, which went into effect in April 2003. However, we expect the market penetration of Renagel® and Xeloda®, which were launched in the first half of the current fiscal period, steady growth in sales of such mainstay products as Epogin® resulting from the enhanced marketing system and Rituxan® due to the approval of additional indications, and sales of Tamiflu® to contribute to the growth in sales of prescription pharmaceuticals. Market conditions for nonprescription products are expected to continue to be severe as the unusually cool summer resulted in a sluggish home-use insecticide market, impacting sales of Varsan® brand products. Regarding consolidated net sales, we forecast sales growth on a local currency basis for subsidiaries in Europe.

With respect to profitability, although the cost of sales ratio is forecast to rise along with an ongoing increase in the percentage of net sales accounted for by Roche products, efforts to ensure the efficient management of expenses are expected to improve the cost structure. We also anticipate new expenses to arise along with the conclusion of development and marketing contracts in Japan, including the contract with F.Hoffmann-La Roche Ltd., for the VEGF antibody bevacizumab (prospective trade name overseas: Avastin®).

As a result, our forecast for the nine-month period ending December 31, 2003 remains unchanged from the projections announced on May 16, 2003.

(Billions of Yen)

	Non-Consolidated (A)	Consolidated (B)	B/A
Net Sales	218.0	225.0	1.03
Operating Income	33.0	35.5	1.08
Recurring Profit	33.0	34.5	1.05
Net Income	21.5	22.0	1.02

Note: The Company predicted the forecast performances that were believed reasonable, based on the information available at the time of the forecast.
Actual performance may differ from the forecast due to potential risks and uncertainties.

2. Financial Position

(1) Overview of First Six months of Fiscal 2003 (ending December)

Total assets at the end of the interim period under review totaled ¥396,772 million, reflecting a ¥28,529 million decrease from the previous year-end, while total liabilities amounted to ¥108,455 million, reflecting a ¥37,902 million decrease. Working capital (current assets less current liabilities) came to ¥189,194 million, and the current ratio was at 434.9%, reflecting the Company's sound financial position.

Shareholders' equity totaled ¥286,903 million, up ¥9,649 million from the previous year-end, and the equity ratio was 72.3%, compared with 65.2% at the previous year-end.

(2) Cash Flows

Net cash used for operating activities amounted to ¥16,857 million, down ¥36,953 million, due primarily to reductions in reserve for employees' retirement benefits and increases in income taxes that negated a year-on-year increase in income before income taxes for the interim term.

Net cash provided by investing activities declined ¥4,157 million, to ¥6,495 million, as a result of an increase in cash used to acquire fixed assets that offset an increase in gains on the sales of marketable securities.

Net cash used for financing activities totaled ¥11,341 million, down ¥23,395 million against the previous fiscal year, mainly due to an increase in cash outflows used to acquire treasury stock and pay dividends.

Thus, cash and cash equivalents at the end of the interim period under review amounted to ¥48,978 million, down ¥21,614 million.

(3) Financial Indices

	Interim period for the year ended March 31, 2002	Interim period for the year ended March 31, 2003	Interim period for the nine-month period ending December 31, 2003	Year-end (for the year ended March 31, 2002)	Year-end (for the year ended March 31, 2003)
Equity ratio (%)	56.3	62.4	72.3	57.5	65.2
Market value equity ratio (%)	133.9	96.5	191.8	105.1	155.2
Interest-bearing debt to cash flows from operating activities	1.3	0.1	0.3	1.4	0.4
Interest coverage ratio	60.9	94.8	113.0	53.0	78.7

Equity ratio: equity/total assets

Market value equity ratio: total market capitalization/total assets

Interest-Bearing Debt to Cash Flows from Operating Activities (Year-end): interest-bearing debt/operating cash flow (prior to interest and income tax deductions)

Interest-Bearing Debt to Cash Flows from Operating Activities (Interim period): interest-bearing debt/ operating cash flow (prior to interest and income tax deductions) x 2

Interest coverage ratio: operating cash flow (prior to interest and income tax deductions)/interest payments

* All of the figures in the aforementioned indices were calculated on a consolidated basis.
* Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total number of outstanding shares at the end of the term (excluding treasury stock).
* Cash flows from operating activities (prior to interest and income tax deductions) in the consolidated statements of cash flow were treated as an operating cash flow (prior to payment of interest and income tax deductions) in the calculations above.
*Interest-bearing debt refers to all debt posted in the consolidated balance sheet upon which interest is paid.
*The amount of paid interest column in the consolidated cash flow statement was treated as an interest payment in the calculations above.

Summary of Orders, Production, and Sales

1. Mainstay Products by Product Applications

Business Segments	Product Application	In-house products	Purchased products
Pharmaceutical	Central Nervous System	Rohypnol, Carfenil	Amoban, Laughing gas, Menamin Alpen (cold remedy)
	Cardiovascular, Respiratory	Sigmart, Preran, Inhibace, Lanirapid	Rythmodan, Acetanol
	Gastrointestinal	Kytril, Ulcerlmin, New Chugai Ichoyaku	Chugai Geridome (paregoric)
	Hormone, Vitamin, Tonic	Alfarol, Oxarol, Rocaltrol	Blutal, Guronsan G, Rojelly Gold
	Hematological Agents	Epogin, Neutrogin	—
	Metabolic	Suvenyl, Euglucon, Cellcept, Renagel, Monilac	Glyceol, New Guromont Guronsan Oral Liquid Guronsan Strong Oral Liquid
	Anticancer, Chemotherapeutic	Furtulon, Herceptin, Picibanil, Xeloda, Tamiflu	Rituxan
	Antibiotic	Rocephin, Keiten, Cefotax	—
	Other	Roferon	Benambax, Zenol (anti-inflammatory analgesic), Pair Acne Cream
Other	Pest Control	Varsan (insecticidal fumigators)	—

2. Production

(1)Production volume by product application

(Millions of Yen)

Business Segments	Product Application	First Half of FY 2003.12 (Apr. 1, 2003 - Sept. 30, 2003)	Change (Compared to the First Half of FY 2002.3)	FY 2003.3 (Apr. 1, 2002 – Mar. 31, 2003)
Pharmaceutical	Central Nervous System	4,536	+ 2,993.6 %	5,996
	Cardiovascular, Respiratory	15,187	+ 32.9	25,784
	Gastrointestinal	9,877	+ 179.3	12,427
	Hormone, Vitamin, Tonic	16,757	+ 30.7	29,754
	Hematologic Agents	52,565	+ 1.0	98,689
	Metabolic	8,255	+ 27.6	13,441
	Anticancer, Chemotherapeutic	26,396	+ 2,754.8	30,676
	Antibiotic	3,399	+ 273.8	5,180
	Diagnostic	-	- 100.0	162
	Other	863	- 3.6	1,893
	(Subtotal)	(137,839)	(+ 54.4)	(224,007)
Other	Pest Control	876	- 21.8	2,101
	(Subtotal)	(876)	(- 21.8)	(2,101)
	Total	138,716	+ 53.5	226,109

Note: Amounts are computed based on expected sales price net of consumption tax.
Production volume of Diagnostics in Pharmaceutical for the previous fiscal half-year period was ¥84 million.

(2)**Purchase volume by product application**

(Millions of Yen)

Business Segments	Product Application	First Half of FY 2003.12 (Apr. 1, 2003 - Sept. 30, 2003)	Change (Compared to the First Half of FY 2002.3)	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)
Pharmaceutical	Central Nervous System	2,032	+ 30.5 %	3,019
	Cardiovascular, Respiratory	3,108	- 0.4	6,394
	Gastrointestinal	36	- 32.7	118
	Metabolic	3,228	- 0.1	5,815
	Anticancer, Chemotherapeutic	2,969	-	2,650
	Other	759	+ 10.8	1,259
	(Subtotal)	(12,135)	(+ 40.3)	(19,257)
Other	Other	487	-	-
	(Subtotal)	(487)	(-)	(-)
	Total	12,623	+ 45.9	19,257

Note: Amounts are reported based on purchase price net of consumption tax.

3. Orders

All of the Chugai Group's production are based on sales forecast, not on orders.

4. Sales by Product Application

(Millions of Yen)

Business Segments	Product Application	First Half of FY 2003.12 (Apr. 1, 2003 - Sept. 30, 2003)	Change (Compared to the First Half of FY 2002.3)	FY 2003.3 (Apr. 1, 2002- Mar. 31, 2003)
Pharmaceutical	Central Nervous System	7,153	+ 139.9 %	9,732
	Cardiovascular, Respiratory	17,712	+ 14.1	32,952
	Gastrointestinal	8,757	+ 155.8	11,645
	Hormone, Vitamin, Tonic	16,039	+ 22.1	28,805
	Hematological Agents	50,790	+ 10.0	91,229
	Metabolic	13,849	+ 40.2	20,571
	Anticancer, Chemotherapeutic	17,841	+ 2,926.7	28,510
	Antibiotic	3,148	+ 261.1	3,917
	Diagnostic	-	- 100.0	178
	Other	1,410	- 12.5	3,202
	(Subtotal)	(136,702)	(+ 44.9)	(230,744)
Other	Pest Control	4,351	- 19.9	6,646
	(Subtotal)	(4,351)	(- 19.9)	(6,646)
	Total	141,054	+ 41.4	237,390

Note: Amounts are reported net of consumption tax.

Sales of Diagnostics in Pharmaceutical for the previous fiscal half-year period were ¥100 million.

Interim Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of September 30, 2002			As of September 30, 2003			As of March 31, 2003		
Assets			%			%			%
I Current assets:									
Cash and deposits		76,779			48,978			70,593	
Trade notes and accounts receivables		68,024			93,926			97,728	
Marketable securities		33,674			33,887			47,284	
Inventories		24,549			52,063			40,817	
Deferred tax assets		8,712			10,890			14,300	
Other		3,770			6,303			6,282	
Reserve for doubtful accounts		(443)			(355)			(470)	
Total current assets		215,066	61.8		245,695	61.9		276,536	65.0
II Fixed assets:									
Tangible fixed assets:									
Buildings and structures	79,361			107,073			103,490		
Accumulated depreciation	42,715	36,645		57,797	49,276		55,964	47,526	
Machinery and vehicles	51,700			62,854			62,447		
Accumulated depreciation	39,437	12,262		45,456	17,397		44,320	18,126	
Furniture and fixtures	29,008			35,007			34,971		
Accumulated depreciation	22,963	6,045		28,008	6,999		28,078	6,892	
Land		11,598			12,615			12,615	
Construction in progress		7,082			7,582			8,806	
Total tangible fixed assets		73,634			93,870			93,969	
Intangible fixed assets:		3,050			3,167			3,214	
Investments and other assets:									
Investment securities		25,202			18,523			20,644	
Long-term loans		154			199			213	
Deferred tax assets		18,690			18,569			20,128	
Other		12,457			17,052			10,890	
Reserve for doubtful accounts		(279)			(307)			(296)	
Total investments and other assets		56,225			54,038			51,580	
Total fixed assets		132,910	38.2		151,076	38.1		148,764	35.0
Total assets		347,976	100.0		396,772	100.0		425,301	100.0

(Millions of Yen)

Accounts	As of September 30, 2002	%	As of September 30, 2003	%	As of March 31, 2003	%
Liabilities		%		%		%
I Current liabilities:						
Trade notes and accounts payable	8,584		16,792		16,987	
Short-term borrowings	2,988		118		140	
Other payables	10,457		8,118		17,649	
Accrued income taxes	28,753		7,307		31,669	
Deferred tax liabilities	4		5		8	
Accrued consumption tax	908		304		1,720	
Accrued expenses	15,916		9,443		10,910	
Reserve for bonuses to employees	6,000		8,120		8,072	
Reserve for sales returns	466		737		787	
Reserve for sales rebates	936		1,414		1,614	
Other	11,383		4,137		2,012	
Total current liabilities	86,400	24.8	56,501	14.2	91,573	21.5
II Fixed liabilities						
Bonds with warrant	-		6.312		6,312	
Convertible bonds	3,482		3,455		3,482	
Long-term debt	23		1,124		2,173	
Deferred tax liabilities	16		15		16	
Reserve for employees' retirement benefits	38,761		40,533		42,309	
Reserve for officers' retirement benefits	411		490		460	
Other	96		23		31	
Total fixed liabilities	42,790	12.3	51,954	13.1	54,785	12.9
Total liabilities	129,190	37.1	108,455	27.3	146,358	34.4
Minority interests						
Minority interests	1,830	0.5	1,413	0.4	1,689	0.4
Shareholders' equity						
I Common stock	49,408	14.2	68,228	17.2	68,215	16.0
II Additional paid-in capital	60,512	17.4	88,090	22.2	88,077	20.7
III Retained earnings	105,088	30.2	133,841	33.7	120,114	28.3
IV Net unrealized gain on securities	2,444	0.7	2,252	0.6	1,025	0.2
V Foreign Currency translation adjustments	(475)	(0.1)	415	0.1	(108)	(0.0)
VI Treasury stock, at cost	(23)	(0.0)	(5,927)	(1.5)	(69)	(0.0)
Total shareholders' equity	216,956	62.4	286,903	72.3	277,253	65.2
Total liabilities, minority interests and shareholders' equity	347,976	100.0	396,772	100.0	425,301	100.0

Interim Consolidated Statements of Income

(Millions of Yen)

Accounts	First Half of FY 2002.3 (Apr. 1, 2002 – Sep. 30, 2002)			First Half of FY 2003.12 (Apr. 1, 2003 – Sep. 30, 2003)			FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)		
			%			%			%
I Net sales		99,743	100.0		141,054	100.0		237,390	100.0
II Cost of sales:		29,785	29.9		48,511	34.4		79,041	33.3
Gross profit		69,957	70.1		92,542	65.6		158,349	66.7
Reserve for sales returns		22	0.0		(49)	(0.0)		343	0.1
Net gross profit		69,935	70.1		92,592	65.6		158,006	66.6
III Selling, general and administrative expenses (*1)		57,802	57.9		64,859	46.0		127,689	53.8
Operating income		12,133	12.2		27,732	19.6		30,317	12.8
IV Non-operating income:									
Interest income	112			195			330		
Dividend income	139			76			172		
Life insurance dividends received	42			24			580		
Patent royalties	232			469			502		
Gain on foreign exchanges	-			312			-		
Redemption of R&D expenses	-			698			-		
Other	674	1,201	1.2	684	2,461	1.7	1,320	2,906	1.2
V Non-operating expenses:									
Interest expense	138			147			277		
Loss on disposal of fixed assets	176			271			371		
Reserve for doubtful accounts	19			10			16		
Loss on inventories	-			-			247		
Loss on foreign exchange	-			-			458		
Loss on derivatives	-			828			-		
Other	496	830	0.9	313	1,571	1.1	884	2,255	1.0
Recurring profit		12,503	12.5		28,622	20.3		30,967	13.0
VI Extraordinary gain:									
Gain on sales of investment securities	1,218			511			1,792		
Gain on sales of investment in subsidiary	1,192			-			1,227		
Fee of Licensing Agreement (*2)	-	2,410	2.4	3,294	3,805	2.7	-	3,019	1.3
VII Extraordinary loss:									
Office closing cost (*3)	-			435			2,168		
Loss on sale of investment securities	-			-			1,254		
Integration costs (*4)	16,586			-			18,118		
Amortization of long-term prepaid expenses (*5)	3,882			-			3,882		
Valuation loss of investment securities	359	20,827	20.8	-	435	0.3	1,702	27,126	11.4
Income before income taxes and minority interests		(5,912)	(5.9)		31,992	22.7		6,860	2.9
Income taxes:									
Current (*6)	29,554			9,000			38,044		
Deferred (*6)	(9,451)	20,103	20.2	4,189	13,190	9.4	(12,125)	26,479	11.2
Minority interests		136	0.1		576	0.4		516	0.2
Net income or Net loss		(26,152)	(26.2)		18,225	12.9		(20,135)	(8.5)

Interim Consolidated Statements of Retained Earnings

(Millions of Yen)

Accounts	First Half of FY 2002.3 (Apr. 1, 2002 – Sep. 30, 2002)		First Half of FY 2003.12 (Apr. 1, 2003 – Sep. 30, 2003)		FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)	
(Additional paid-in capital)						
I Additional paid-in capital at beginning of year				88,077		
Additional paid-in capital at beginning of year	35,180	35,180			35,180	35,180
II Increase in Additional paid-in capital						
Conversion of convertible bonds	25,609		13		25,609	
Issue of shares due to increase capital	18,782		-		18,782	
Increase in capital surplus due to integration	-		-		8,800	
Issue of shares due to exercise of warrant	-		-		18,764	
Gain on disposal of treasury stock	-	44,391	0	13	-	71,956
III Decrease in Additional paid-in capital						
Decrease in capital surplus due to capital reduction	19,059	19,059	-	-	19,059	19,059
IV Additional paid-in capital at ending balance		60,512		88,090		88,077
(Retained earnings)						
I Retained earnings at beginning of year				120,114		
Retained earnings at beginning of year	137,189	137,189			137,189	137,189
II Increase in retained earnings						
Net income in interim closing	-		18,225		-	
Increase in retained earnings due to integration	-	-	-	18,225	11,449	11,449
II Decrease in retained earnings						
Net loss	26,152		-		20,135	
Dividends paid	2,016		4,404		4,457	
Bonuses to directors and corporate auditors	63		93		63	
Retirement of treasury stock	279		-		279	
Decrease in retained earnings due to decrease in shareholding in consolidated subsidiary	3,589	32,101	-	4,497	3,589	28,525
III Retained earnings at ending balance		105,088		133,841		120,114

Interim Consolidated Statements of Cash Flows

(Millions of Yen)

Accounts	First Half of FY 2002.3 (Apr. 1, 2002 - Sep. 30, 2002)	First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003)	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)
I Cash flows from operating activities			
Income (Loss) before income taxes and minority interests	(5,912)	31,992	6,860
Depreciation and amortization	8,510	6,490	14,904
Increase (decrease) in reserve for employees' retirement benefits	11,242	(1,775)	8,237
Interest and dividend income	(252)	(271)	(503)
Interest expense	138	147	277
Loss on disposal of fixed assets	176	271	371
Loss on sales and revaluation of investment securities	(2,049)	(474)	(66)
(Increase) decrease in notes and accounts receivable	(4,093)	3,862	(9,965)
(Increase) decrease in inventories	83	(11,204)	(1,560)
Increase (decrease) in notes and accounts payable	(210)	(213)	5,755
Increase (decrease) in accrued consumption tax	168	(1,415)	986
Other	16,677	(11,020)	7,658
Subtotal	24,477	16,389	32,955
Interest and dividends received	294	271	593
Interest paid	(261)	(147)	(426)
Income taxes paid	(4,415)	(33,371)	(10,566)
Net cash provided by operating activities	20,095	(16,857)	22,556
II Cash flows from investing activities			
Purchases of marketable securities	(23,134)	(24,897)	(76,027)
Proceeds from sales of marketable securities	31,295	42,097	73,969
Purchases of investment securities	(1,088)	(1,801)	(9,093)
Proceeds from sales of investment securities	7,673	2,656	5,365
Purchases of fixed assets	(6,537)	(11,223)	(14,366)
Proceeds from sales of fixed assets	43	120	1,522
Net (increase) decrease in short-term loans	(349)	0	50
Net (increase) decrease in long-term loans	1,548	(9)	1,607
Additional acquisition of shares of consolidated subsidiaries	-	(448)	(140)
Proceeds from sales of investment in a subsidiary	1,203	-	1,086
Net cash (used in) provided by investing activities	10,652	6,495	(16,025)
III Cash flows from financing activities			
Net decrease in short-term bank loans	(750)	-	(3,690)
Net decrease in long-term debt	(24)	(1,071)	(95)
Redemption of bonds	(9,982)	(0)	(9,982)
Proceeds from issuance of common stock	37,564	-	37,564
Decrease resulting from reduction in capital	(12,494)	-	(12,494)
Net increase in treasury stock	(233)	(5,857)	(279)
Cash dividends paid	(2,016)	(4,404)	(4,457)
Cash dividends paid to minority shareholders	(10)	(7)	(16)
Net cash used in financing activities	12,053	(11,341)	6,548
IV Effect of exchange rate changes on cash and cash equivalents	(419)	89	(273)
V Net increase (decrease) in cash and cash equivalents	42,382	(21,614)	12,805
VI Cash and cash equivalents at beginning of year	53,426	70,593	53,426
VII Cash increase upon merger	-	-	16,420
VIII Cash decrease resulting from exclusion of subsidiaries from consolidation	(12,028)	-	(12,059)
IX Cash and cash equivalents at end of year	83,779	48,978	70,593

Basis of Preparing Interim Consolidated Financial Statements

First Half of FY 2002.3 (Apr. 1, 2002 - Sep. 30, 2002)	First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003)	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)
1. Scope of Consolidation (1) Number of consolidated subsidiaries: 20 companies Major subsidiaries: Domestic: Eiko Kasei Co., Ltd. Overseas: Chugai Pharma Marketing Ltd. Chugai Pharmaceutical Co., Ltd. (hereinafter "the Company") included Chugai Aventis S.N.C. into its scope of consolidation. Gen-Probe Holding Company Incorporated was merged into Gen-Probe Incorporated, Gen-Probe Incorporated was excluded from the scope of consolidation due to the reduction of share holding through reduction of capital and distribution of Gen-Probe shares to Chugai shareholders. Chugai Diagnostics Science Co. Ltd. was excluded from the scope of consolidation due to sale of share.	1. Scope of Consolidation (1) Number of consolidated subsidiaries: 17 companies Major subsidiaries: Domestic: Eiko Kasei Co., Ltd. Overseas: Chugai Pharma Marketing Ltd.	1. Scope of Consolidation (1) Number of consolidated subsidiaries:: 17 companies Major subsidiaries: Domestic: Eiko Kasei Co., Ltd. Overseas: Chugai Pharma Marketing Ltd. Chugai Pharmaceutical Co., Ltd. (hereinafter "the Company") included Chugai Aventis S.N.C. into its scope of consolidation. Gen-Probe Holding Company Incorporated was merged into Gen-Probe Incorporated, Gen-Probe Incorporated was excluded from the scope of consolidation due to the reduction of share holding through reduction of capital and distribution of Gen-Probe shares to Chugai shareholders. Chugai Diagnostics Science Co. Ltd., Koei Pharma Co., Ltd. and Takaoka Chugai Pharmaceutical Co., Ltd. were excluded from the scope of consolidation due to sale of share. Chugai Transportation Co., Ltd. has been excluded from the scope of consolidation because its materiality fell down due to its liquidation.
(2) Non-consolidated subsidiaries: None	(2) Non-consolidated subsidiaries: Same as in the left.	(2) Non-consolidated subsidiaries: Chugai Transportation Co., Ltd. has been excluded from the scope of consolidation because its materiality fell down due to its liquidation.
2. Application of Equity Method (1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: None	2. Application of Equity Method (1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: Same as in the left.	2. Application of Equity Method (1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: Same as in the left
(2) Companies to which the equity method has not been applied: Affiliates: Chugai Lilly Clinical Research Co., Ltd. and C&C Research Laboratories. Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of the Company were immaterial.	(2) Companies to which the equity method has not been applied: Affiliate: C&C Research Laboratories. Investments in this company have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of the Company were immaterial.	(2) Companies to which the equity method has not been applied: Subsidiary: Chugai Transportation Co., Ltd. Affiliate: C&C Research Laboratories. Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of the Company were immaterial.
3. Treatment for the difference in fiscal half-year period Nine foreign subsidiaries have been consolidated on the basis of their fiscal half-year period ended June 30, which differs from that of the Company; however, the effect of the difference in fiscal half-year periods was immaterial. Reconciliation will be made when necessary.	3. Treatment for the difference in fiscal half-year period Same as in the left.	3. Treatment for the Difference in Fiscal Period Nine foreign subsidiaries have been consolidated on the basis of their fiscal period ended December 31, which differs from that of the Company; however, the effect of the difference in fiscal periods was immaterial. Reconciliation will be made when necessary.

First Half of FY 2002.3 (Apr. 1, 2002 - Sep. 30, 2002)	First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003)	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)
4. Significant Accounting Policies (1) Basis and method for valuation of significant assets a. Financial assets Held-to-maturity securities: Held-to-maturity securities are stated by the amortized cost method. Other securities: - Securities with market value are stated at fair value at closing date for the fiscal half-year period, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.	4. Significant Accounting Policies (1) Basis and method for valuation of significant assets a. Financial assets Same as in the left.	4. Significant Accounting Policies (1) Basis and method for valuation of significant assets a. Financial assets Held-to-maturity securities: Held-to-maturity securities are stated by the amortized cost method Other securities: - Securities with market value are stated at fair value at closing date for the fiscal year, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.
	b. Basis of valuation of derivatives: Derivatives are revaluated by the market value method.	b. Basis of valuation of derivatives: Same as in the left.
b. Inventories - Inventories other than work in process are stated at cost determined principally by the average method. - Work in process is stated at cost determined principally by the first-in, first-out method.	c. Inventories Same as in the left.	c. Inventories Same as in the left.
(2) Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated primarily by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated primarily by the straight-line method.	(2) Method of depreciation Same as in the left.	(2) Method of depreciation Same as in the left.
(3) Accounting for important reserves a. Reserve for doubtful accounts In order to prepare for losses of bad credits such as account receivables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at uncollectable amount based on the historical percentage of credit losses for general credits, and is provided for at amount that is estimated individually considering these possibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financial instruments.	(3) Accounting for important reserves a. Reserve for doubtful accounts Same as in the left.	(3) Accounting for important reserves a. Reserve for doubtful accounts Same as in the left.
b. Reserve for bonuses to employees The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal half-year periods.	b. Reserve for bonuses to employees Same as in the left.	b. Reserve for bonuses to employees The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal year.

First Half of FY 2002.3 (Apr. 1, 2002 - Sep. 30, 2002)	First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003)	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)
c. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal half-year period by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal half-year periods, in order to prepare for a loss arising from sales returns subsequent to the interim balance sheet date.	c. Reserve for sales returns Same as in the left.	c. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal year by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal year, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.
d. Reserve for sales rebates The reserve for sales rebates is computed by multiplying the balance of account receivables at the interim balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the interim balance sheet date.	d. Reserve for sales rebates Same as in the left.	d. Reserve for sales rebates The reserve for sales rebates is computed by multiplying the balance of account receivables at the balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the balance sheet date.
e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the interim balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the interim balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the interim balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.	e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the interim balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the interim balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the interim balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.	e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.

First Half of FY 2002.3 (Apr. 1, 2002 - Sep. 30, 2002)	First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003)	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)
(Additional information) The Company amortized unrecognized benefit obligations by the declining-balance method over 10 years and adopted 3% discount rate for calculating retirement benefit obligations. The Company is going to merge with Nippon Roche K.K. at October 1, 2002. The Company's former retirement benefit plan will be drastically changed as an integrated retirement benefit plan at the merger. As a result of this merger and the new retirement benefit plan, employees are going to increase drastically and term of retirement benefit plan is going to change. Due to these situations, the Company's former retirement benefit plan will be substantially terminated on September 30, 2002 and new retirement benefit plan will be substantially created on October 1, 2002. According with these situations, the Company has recognized the unrecognized retirement benefit obligations under the prior plan as expense until September 30, 2002. The effects of this change were recognized as liabilities, mainly consisted of ¥9,813 million of unrecognized actuarial loss, ¥1,401 million of unrecognized prior service cost (negative), ¥25 million of prior service cost (negative) due to introduction of new employees' retirement benefit plan effective the year beginning at October, 2002, and ¥5,057 million of actuarial loss due to declining of discount rate from 3.0% to 2.5% under the prior plan.	----------	(Additional information) The Company amortized unrecognized benefit obligations by the declining-balance method over 10 years and adopted 3% discount rate for calculating retirement benefit obligations. The Company merged with Nippon Roche K.K. at October 1, 2002. The Company's former retirement benefit plan will be drastically changed as an integrated retirement benefit plan at the merger. As a result of this merger and the new retirement benefit plan, the number of employees increased drastically and term of retirement benefit plan changed. Due to these situations, the Company's former retirement benefit plan was substantially terminated on September 30, 2002 and new retirement benefit plan was substantially created on October 1, 2002. According with these situations, the Company has recognized the unrecognized retirement benefit obligations under the prior plan as expense until September 30, 2002. The effects of this change were recognized as liabilities, mainly consisted of ¥9,813 million of unrecognized actuarial loss, ¥1,401 million of unrecognized prior service cost (negative), ¥25 million of prior service cost (negative) due to introduction of new employees' retirement benefit plan effective the year beginning at October, 2002, and ¥5,057 million of actuarial loss due to declining of discount rate from 3.0% to 2.5% under the prior plan.
f. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the interim balance sheet date on the basis of the Company's internal regulations.	f. Reserve for officers' retirement benefits Same as in the left.	f. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.
(4) Foreign currency translation The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the interim balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated at the rates of exchange in effect at the interim balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity of the accompanying consolidated financial statements.	(4) Foreign currency translation Same as in the left.	(4) Foreign currency translation The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity of the accompanying consolidated financial statements.

First Half of FY 2002.3 (Apr. 1, 2002 - Sep. 30, 2002)	First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003)	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)
(5) Accounting for lease transactions Non-cancelable leases are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease which stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.	(5) Accounting for lease transactions Same as in the left.	(5) Accounting for lease transactions Same as in the left.
(6) Other Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption tax.	(6) Other Same as in the left.	(6) Other a. Consumption taxes Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption tax. b. Treasury stock and reduction of legal reserves Effective the year beginning at April 1, 2002, the Company adopted "Financial Accounting Standard No.1, Accounting Standard for Treasury Stock and Reduction of Legal Reserves" issued by Accounting Standards Board of Japan on February 21, 2002. There is no effect on profit or losses due to this change. As a result of the revision of regulations for "Consolidated Financial Statements", the Company presented the shareholders' equity of consolidated balance sheet and the statement of shareholders' equity in accordance with the revised regulations for Consolidated Financial Statements. c. The information per share Effective the year beginning at April 1, 2002, the Company adopted "Financial Accounting Standard No.2, Accounting Standard for Net Income per Share" and "Accounting Guideline No.4, of "Accounting guideline for Accounting Standard of Net Income per Share" issued by Accounting Standards Board of Japan on September 25, 2002. The effect is immaterial on profit or losses due to these changes.
5. Basis of Evaluation of Consolidated Subsidiaries Inter-company investments and the net equity of companies acquired are eliminated in accordance with the partial fair value method. This means that a portion of the assets and liabilities of the subsidiary that is allocable to the parent is re-measured at fair value as of the date of the investment, and the remaining portion of the assets and liabilities to be allocated to the minority interest(s) is carried at book value.	5. Basis of Evaluation of Consolidated Subsidiaries Same as in the left.	5. Basis of Evaluation of Consolidated Subsidiaries Same as in the left.
6. Excess of Costs Over Net Assets of Acquired Subsidiaries The excess of costs over the net assets of acquired subsidiaries is amortized over 20 years using the straight-line method or amortized fully when acquired if the amount is immaterial.	6. Excess of Costs Over Net Assets of Acquired Subsidiaries Same as in the left.	6. Excess of Costs Over Net Assets of Acquired Subsidiaries Same as in the left.

First Half of FY 2002.3 (Apr. 1, 2002 - Sep. 30, 2002)	First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003)	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)
7. Appropriations of Retained Earnings The accompanying consolidated statements of retained earnings for fiscal half-year period have been prepared based on the appropriations approved by shareholders through the end of the fiscal half-year period.	7. Appropriations of Retained Earnings Same as in the left.	7. Appropriations of Retained Earnings The accompanying consolidated statements of retained earnings for fiscal year period have been prepared based on the appropriations approved by shareholders through the end of the fiscal year.
8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows (fiscal half-year period) All highly liquid investments with maturities of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value, are considered cash equivalents.	8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows (for fiscal half-year period) Same as in the left.	8. Scope of Cash Equivalents in Consolidated Statements of Cash Flows (for fiscal year) All highly liquid investments with maturities of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value, are considered cash equivalents.

Change in Accounting Method

First Half of FY 2002.3 (Apr. 1, 2002 - Sep. 30, 2002)	First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003)	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)
The Company reconsidered accounting method to be applied on occasion of merger with Nippon Roche K.K. in consideration for its business, personnel and finance to be influenced by the merger. As a result of reconsideration, effective the year beginning at April 1, 2002, the Company reclassified patent royalties from "Sales" to "Non-operating income" in consideration for a New Chugai's income statement and its immateriality. The effect of this change for the first half ended September 30, 2002 was to increase non-operating income and to decrease net sales and operating income by ¥232 million. However there is no effect on recurring profit and income before income taxes and minority interests.	----------	The Company reconsidered accounting method to be applied on occasion of merger with Nippon Roche in consideration for its business, personnel and finance to be influenced by the merger. As a result of reconsideration, effective the year beginning at April 1, 2002, the Company reclassified patent royalties from "Sales" to "Non-operating income" in consideration for a New Chugai's income statement and its immateriality. The effect of this change for the year ended March 31, 2003 was to increase non-operating income and to decrease net sales and operating income by ¥502 million. However there is no effect on recurring profit and income before income taxes and minority interests.

Change in Presentation

First Half of FY 2002.3 (Apr. 1, 2002 - Sep. 30, 2002)	First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003)
----------	The Company separately presented "Profit on foreign exchange", which had been included in "Other" in the non-operating income for the first half ended September 30, 2002, because this amount became more than 10% of non-operating income. The amount of "Profit on foreign exchange" included in "non-operating income" for the first half ended September 30, 2002, was ¥66 million.

Additional Information

First Half of FY 2002.3 (Apr. 1, 2002 - Sep. 30, 2002)	First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003)	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)
Effective the year beginning at April 1, 2002, the Company adopted "Financial Accounting Standard No.1, Accounting Standard for Treasury Stock and Reduction of Legal Reserves" issued by Accounting Standards Board of Japan. There is no effect on profit or losses due to this change. As a result of the revision of "Regulations for Interim Consolidated Financial Statements", the Company presented the shareholders' equity of interim consolidated balance sheet and the interim statement of shareholders' equity in accordance with the revised Regulations for Interim Consolidated Financial Statements.	----------	----------

Notes

1. Notes to the Consolidated Balance Sheets

First Half of FY 2002.3 (Apr. 1, 2002 - Sep. 30, 2002)	First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003)	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)
Contingent liabilities (Millions of Yen) Guarantees of loans of employees 1,010	Contingent liabilities (Millions of Yen) Guarantees of loans of employees 1,339	Contingent liabilities (Millions of Yen) Guarantees of loans of employees 1,457

2. Notes to the Consolidated Income of Statements

First Half of FY 2002.3 (Apr. 1, 2002 - Sep. 30, 2002)	First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003)	FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)
(1) Significant components of SG&A expenses (Millions of Yen) Depreciation 613 Reserve for doubtful accounts 278 Reverse for bonuses to employees 3,573 Retirement benefit expenses 2,693 Reserve for officers' retirement benefits 27 Payroll expenses 7,535 Selling expenses 5,995 R&D expenses 21,753	(1) Significant components of SG&A expenses (Millions of Yen) Depreciation 727 Reserve for doubtful accounts 0 Reverse for bonuses to employees 4,863 Retirement benefit expenses 1,919 Reserve for officers' retirement benefits 42 Payroll expenses 10,244 Selling expenses 6,713 R&D expenses 24,843	(1) Significant components of SG&A expenses (Millions of Yen) Depreciation 1,467 Reserve for doubtful accounts 279 Reverse for bonuses to employees 4,925 Retirement benefit expenses 4,575 Reserve for officers' retirement benefits 77 Payroll expenses 21,596 Selling expenses 13,607 R&D expenses 48,511
(2) ----------	(2) Fee of licensing agreement Milestone payments received based on the licensing agreement related to the co-development and co-promotion of MRA.	(2) ----------
(3) ----------	(3) Office closing costs This is mainly due to retirement of equipment.	(3) Office closing costs This is mainly due to retirement of equipment.
(4) Details of integration cost (Millions of Yen) Amortization of unrecognized retirement benefit obligation 13,444 Consultant fee and expenses related to IT etc 3,141	(4) ----------	(4) Details of integration cost (Millions of Yen) Amortization of unrecognized retirement benefit obligation 13,444 Consultant fee and expenses related to IT etc 4,674
(5) Amortization of long-term pre-paid expenses The Company reconsidered accounting method to be applied on occasion of merger with Nippon Roche K.K. in consideration for its business, personnel and finance to be influenced by the merger. As a result of reconsideration for contents of pre-paid expenses, the Company amortized the balance of the long-term pre-paid expenses.	(5) ----------	(5) Amortization of long-term pre-paid expenses The Company reconsidered accounting method to be applied on occasion of merger with Nippon Roche K.K. in consideration for its business, personnel and finance to be influenced by the merger. As a result of reconsideration for contents of pre-paid expenses, the Company amortized the balance of the long-term pre-paid expenses.
(6) Income tax, Inhabitant tax and Enterprise tax related 22,384 million, deducted tax effects, of income taxes, inhabitant taxes and income taxes) which were related to gain on sales of share for tax purpose arising from spin-off of Gen-Probe Incorporated, was included.	(6) ----------	(6) Income tax, Inhabitant tax and Enterprise tax related 22,384 million, deducted tax effects, of income taxes, inhabitant taxes and income taxes) which were related to gain on sales of share for tax purpose arising from spin-off of Gen-Probe Incorporated, was included.

3. Notes to the Consolidated Statements of Cash Flows

First Half of FY 2002.3 (Apr. 1, 2002 - Sep. 30, 2002)

Reconciliation between cash and cash equivalents in the interim consolidated statements of cash flows and cash and deposits in the interim consolidated balance sheets.

(Millions of Yen)

Cash and deposits	76,779
MMF and short-term investment trust maturing within 3 months	7,000
Cash and Cash Equivalents	83,779

First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003)

Reconciliation between cash and cash equivalents in the interim consolidated statements of cash flows and cash and deposits in the interim consolidated balance sheets.

(Millions of Yen)

Cash and deposits	48,978
MMF and short-term investment trust maturing within 3 months	-
Cash and Cash Equivalents	48,978

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)

Reconciliation between cash and cash equivalents in the consolidated statements of cash flows and cash and deposits in the consolidated balance sheets

(Millions of Yen)

Cash and deposits	70,593
MMF and short-term investment trust maturing within 3 months	-
Cash and Cash Equivalents	70,593

4. Lease Transactions

First Half of FY 2002.3 (Apr. 1, 2002 - Sep. 30, 2002)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	25	11	13
Furniture and fixtures	1,949	1,091	857
Total	1,974	1,103	870

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

Due within one year	374
Due over one year	495
Total	870

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

Lease payment	203
Depreciation	203

(4) Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

First Half of FY 2003.12 (Apr. 1, 2003 - Sep. 30, 2003)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance.

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	62	26	35
Furniture and fixtures	1,984	1,133	855
Total	2,046	1,160	886

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

Due within one year	376
Due over one year	509
Total	886

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the interim balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

Lease payment	220
Depreciation	220

(4) Depreciation of leased assets

Same as in the left.

FY 2003.3 (Apr. 1, 2002 - Mar. 31, 2003)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	37	21	16
Furniture and fixtures	2,377	1,377	999
Total	2,415	1,399	1,016

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

Due within one year	415
Due over one year	600
Total	1,016

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

Lease payment	463
Depreciation	463

(4) Depreciation of leased assets

Same as in the left.

5. Fair Value of Marketable Securities and Investment Securities

As of September 30, 2002:

(1) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(2) Marketable securities classified as other securities at market value

(Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	10,254	14,557	4,302
Bonds	34,329	34,202	(126)
Total	44,584	48,760	4,176

(3) Balance sheet amounts of securities that are not presented at market value

(Millions of Yen)

	Carrying value
a. Held-to-maturity securities:	
Trust beneficiary right in bank loan	1,988
b. Available-for-sale securities:	
Money market funds and other securities	7,000
Unlisted stocks, except stocks traded on the OTC market	967

As of September 30, 2003:

(1) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(2) Marketable securities classified as other securities at market value

(Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	4,683	8,425	3,741
Bonds	43,298	43,285	(13)
Total	47,982	51,710	3,728

(3) Balance sheet amounts of securities that are not presented at market value

(Millions of Yen)

	Carrying value
a. Held-to-maturity securities:	-
b. Available-for-sale securities:	
Unlisted stocks, etc	640

As of March 31, 2003:

(1) Trading securities

The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(3) Other securities with market value

(a) Securities whose carrying value exceeds their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	2,845	5,236	2,390
Bonds	5,000	5,006	6
Others	7,998	7,999	0
Total	15,844	18,242	2,397

(b) Securities whose carrying value does not exceed their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	2,971	2,369	(602)
Bonds	39,199	39,115	(84)
Others	7,499	7,498	(0)
Total	49,671	48,983	(687)
Total (a+b)	65,515	67,225	1,709

(4) Other securities sold during the fiscal year

(Millions of Yen)

Total of sale	Total of gain on sale	Total of loss on sale
4,535	1,792	1,256

(5) Securities without market value

(Millions of Yen)

	Carrying value
a. Held-to-maturity securities:	-
b. Other securities:	
Unlisted stocks, etc	644

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

(Millions of Yen)

	Within one year	Between one and five years
Other securities with maturity dates		
Corporate bonds	31,786	12,335
Others	15,498	-
Total	47,284	12,335

6. Derivative Transactions

As of September 30, 2002:

There were no unrealized gains or losses on derivative transactions.

As of September 30, 2003:

Description of fair value of the financial derivatives

a. Currency-related transactions (Millions of Yen)

	Notional amounts	Fair value	Unrealized gain (loss)
Forward foreign exchange contracts			
Buy:			
Swiss francs	17,540	16,585	(955)
Sell:			
Euro	1,492	1,406	86
Currency swaps:			
Euro/Yen	1,000	92	92
Total	-	-	(775)

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

b. Interest-related transactions (Millions of Yen)

	Notional amounts	Fair value	Unrealized gain (loss)
Interest rate swaps:			
Receive/floating and pay/fixed	5,000	(371)	(371)
Receive/fixed and pay/floating	5,000	449	449
Total	10,000	77	77

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

As of March 31, 2003:

(1) Items related to the status derivative transactions

a. Description of financial derivative transactions

The derivative financial instruments that the Company utilizes are both foreign exchange contract transaction and currency swap relating to foreign currency, and interest rate swap transaction relating to interest rate.

b. Policy of financial derivative transactions

The Company mainly utilizes financial derivative transactions in order to reduce a market risk on business, but does not utilize them for speculative purpose.

c. Purpose of financial derivative transactions

The Company utilizes them for following purposes;

- in order to hedge against fluctuation risks in foreign currency exchange rate according to monetary liabilities in foreign currencies.
- in order to hedge against fluctuation risks in interest rate according to borrowed money and reduce financial charges

d. Description of risks associated with derivative transactions

The Company is exposed to fluctuation risks in foreign currency exchange rate according to foreign exchange contract transactions, and exposed to fluctuation risks in market interest rate according to interest rate swap agreement. It is believed that the risk of non-fulfillment of contracts would be quite low because the Company enters into transactions only with financial institutions with high credit ratings.

e. Risk management of the financial derivatives

Bursary executes and controls the foreign exchange contract transactions relating to foreign currency, by getting the approval of the settlement person in charge based on the Company's rule. And bursary also executes interest swap transaction relating to interest rate, by getting the approval of the settlement person in charge.

f. Supplementary note for "Description of market value of the financial derivatives"

The contract amount of the financial derivatives on following note is absolutely nominal amount or estimated notional principal. The contract amount is not representative of the size of risk associated with derivative transactions.

(2) Description of market value of the financial derivatives

a. Currency-related transactions (Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Forward foreign exchange contracts				
Buy:				
Swiss francs	9,658	-	9,673	14
Currency swaps:				
Euro/Yen	1,000	1,000	94	94
Total	-	-	-	108

(Notes)

1. Revaluation method of fair value:

It is based on the prices that financial institutions present.

2. Derivatives applying hedge accounting:

None

b. Interest-related transactions (Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Interest rate swaps:				
Receive/floating and pay/fixed	5,000	5,000	(489)	(489)
Receive/fixed and pay/floating	6,000	6,000	604	604
Total	11,000	11,000	115.	115

(Notes)

1. Revaluation method of fair value:

It is based on the prices that financial institutions present.

2. Derivatives applying hedge accounting:

None

7. Segment Information

(1) Business Segments

For the First Half of FY 2003.3 Ended September 30, 2002 (April 1, 2002 - September 30, 2002) and
For the First Half of FY 2003.12 Ended September 30, 2003 (April 1, 2003 – September 30, 2003)

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods.

As net sales and operating income of non-pharmaceutical segments constituted less than 10% of the consolidated totals, the disclosure of business segment information has been omitted.

For the year ended March 31, 2003.3 (April 1, 2002 - March 31, 2003)

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods.

As net sales, operating income and total assets of non-pharmaceutical segments constituted less than 10% of the consolidated totals, the disclosure of business segment information has been omitted.

(2) Geographical Segments

For the First Half of FY 2003.3 Ended September 30, 2002 (April 1, 2002 - September 30, 2002) and
For the First Half of FY 2003.12 Ended September 30, 2003 (April 1, 2003 – September 30, 2003)

As net sales of the foreign consolidated subsidiaries constituted less than 10% of the consolidated totals, the disclosure of geographical segment information has been omitted.

For the year ended March 31, 2003.3 (April 1, 2002 - March 31, 2003)

As net sales and total assets of the foreign consolidated subsidiaries constituted less than 10% of the consolidated totals, the disclosure of geographical segment information has been omitted.

(3) Overseas Sales

For the First Half of FY 2003.3 Ended September 30, 2002 (April 1, 2002 - September 30, 2002)

The disclosure of overseas sales has been omitted due to less than 10% of the consolidated total.

The overseas sales of the first half ended September 30, 2002 was ¥7,371 million, the ratio of overseas sales in consolidated totals was 7.4%. As mentioned in "Change in Accounting Method", effective the year beginning at April 1, 2002, the Company reclassified patent royalties from "Sales" to "Non-operating income". As a result of this change, overseas sales decreased by ¥192 million.

For the First Half of FY 2003.3 Ended September 30, 2003 (April 1, 2003 - September 30, 2003)

The disclosure of overseas sales has been omitted due to less than 10% of the consolidated total.

For the year ended March 31, 2003.3 (April 1, 2002 - March 31, 2003)

The disclosure of overseas sales has been omitted due to less than 10% of the consolidated total.

Overseas sales during this fiscal year are ¥15,447 million, or 6.5% of consolidated total sales. As mentioned in "Change in Accounting Method", effective the year beginning at April 1, 2002, the Company reclassified patent royalties from "Sales" to "Non-operating income". As a result of this change, overseas sales were decreased by ¥363 million for the year ended March 31, 2003.

Fiscal Year 2003.12
Supplementary Materials for Consolidated Interim Financial Results Ended September 30, 2003

Creating Value for Life

CHUGAI PHARMACEUTICAL CO., LTD.

A member of the Roche group

For further inquiries, please contact : Shizuo Kagoshima, Corporate Communications Dept.

Telephone: +81-(0) 3-3273-0881 (direct)

Fax: +81-(0) 3-3281-6607

URL: http://www.chugai-pharm.co.jp/english/

Business Segments

In consideration of product categories, properties, and manufacturing methods, Chugai classifies its operations into the Pharmaceuticals Business and the Other Businesses—those not belonging to the Pharmaceuticals Business.

Pharmaceuticals Business: prescription pharmaceuticals, non-prescription products

Others Businesses: insecticides

Current Fiscal Period

Due to the change in the fiscal year-end, the current fiscal period comprises a nine-month fiscal period starting April 1, 2003 and ending December 31, 2003.

1. Forecasted Results and Differentials

(Millions of Yen)

	First Half of FY2003.12 Actual Results	Initial Projection (announced on May 16, 2003)	Change	
			Amount	%
Net Sales	141,054	142,000	(946)	(0.7)%
Operating Income	27,732	19,000	8,732	46.0%
Recurring Profit	28,622	18,500	10,122	54.7%
Net Income	18,225	12,500	5,725	45.8%
Net Income per Share	¥33.19	¥22.70	¥10.49	46.2%

The market environment for prescription pharmaceuticals was harsh due to constraints on medical visits and other factors, and sales of certain existing products, including Alfarol®, struggled to make headway. In healthcare products, sales of home-use Varsan® brand products declined, owing to a sluggish insecticide market spurred by an unusually cool summer. As a result, overall net sales dipped below projections.

At the profit level, operating income, recurring profit, and net income for interim period exceeded forecasts, encouraged by SG&A expenses sliding over into the latter half of the fiscal year as well as efforts to ensure the efficient use of funds.

Revisions announced on October 20, 2003, to the interim results forecasts are as follows:

(Millions of Yen)

	Projection (announced on October 20, 2003)	Initial Projection (announced on May 16, 2003)	Change	
			Amount	%
Net Sales	141,000	142,000	(1,000)	(0.7)%
Recurring Profit	28,500	18,500	10,000	54.1%
Net Income	18,000	12,500	5,500	44.0%

2. Financial Highlights

(Millions of Yen)

	First Half of FY2002.3	First Half of FY2003.3	First Half of FY2003.12	FY2003.3	FY2003.12 (projection)
Net Sales	108,221	99,743	141,054	237,390	225,000
Operating Income	16,425	12,133	27,732	30,317	35,500
Recurring Profit	18,846	12,503	28,622	30,967	34,500
Net Income	9,141	(26,152)	18,225	(20,135)	22,000
Return on Equity	4.7%	(12.5) %	6.5%	(8.5)%	-
Return on Assets (Recurring Profit)	5.5%	3.6 %	7.0%	8.0%	-
Net Income per Share (Yen) [Basic]	¥36.28	¥(97.17)	¥33.19	¥(51.75)	¥40.27
Net Income per Share (Yen) [Fully Diluted]	¥30.57	-	¥32.69	-	-
Shareholders' Equity per Share (Yen)	¥778.80	¥665.68	¥525.18	¥503.41	-
Shareholders' Equity to Total Assets	56.3%	62.4 %	72.3 %	65.2%	-
Cost of Sales to Net Sales	30.0%	29.9 %	34.4%	33.3%	35.6%
SG&A Expenses to Net Sales	34.3%	36.1 %	28.4%	33.4%	31.3%
R&D Expenses	22,189	21,753	24,843	48,511	39,000
R&D Expenses to Net Sales	20.5%	21.8 %	17.6%	20.4%	17.3%
Capital Expenditures	4,885	6,451	6,463	17,815	12,000
Depreciation	5,457	4,404	6,067	10,984	10,000
Overseas Sales	13,348	7,371	9,761	15,447	13,500
Overseas Sales Ratio to Net Sales	12.3%	7.4 %	6.9%	6.5%	6.0%
Consolidated/Non-Consolidated Ratio (Net Sales)	1.12	1.04	1.04	1.03	1.03
Consolidated/Non-Consolidated Ratio (Operating Income)	1.03	1.10	1.12	1.11	1.08
Consolidated/Non-Consolidated Ratio (Recurring Profit)	1.04	1.06	1.09	1.09	1.05
Consolidated/Non-Consolidated Ratio (Net Income)	1.04	0.99	1.04	0.94	1.02
Net cash provided by(used in)Operating Activities	15,783	20,095	(16,857)	22,556	-
Net cash provided by(used in)Investing Activities	(7,983)	10,652	6,495	(16,025)	-
Net cash provided by(used in) Financing Activities	(2,807)	12,053	(11,341)	6,548	-
Cash and Cash Equivalents	62,487	83,779	48,978	70,593	-
Number of Employees	5,010	4,346	5,723	5,774	5,680

Notes:

1. Return on equity and return on assets for the interim period were not calculated on an annual basis.
2. Net income per share (yen, fully diluted) for the interim period ended September 30, 2002 as well as fiscal year ended March 31, 2003 have not been recorded as the Company recorded a net losses for

both of these fiscal periods.

3. As of the fiscal year ended March 31, 2003, Accounting Standard for Net Income per Share (Financial Accounting Standard No. 2) and Accounting Guideline for Accounting Standard for Net Income per Share (Accounting Guideline No. 4) were used to calculate net income per share.
4. Number of employees includes employees seconded to other companies.

(Millions of Yen)


Net Sales
Recurring Profit
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
101,880
17,106
108,221
18,846
99,743
12,503
141,054
28,622
2000/9
2001/9
2002/9
2003/9


ROE
ROA
10%
5%
0%
-5%
-10%
-15%
5.2%
5.5%
3.6%
7.0%
5.7%
4.7%
-12.5%
6.5%
2000/9
2001/9
2002/9
2003/9


Cost of Sales to Net Sales
SG&A Ratio
37.0%
36.0%
35.0%
34.0%
33.0%
32.0%
31.0%
30.0%
29.0%
28.0%
34.0%
34.3%
36.1%
34.4%
29.7%
30.0%
29.9%
28.4%
2000/9
2001/9
2002/9
2003/9


R&D Expenses
R&D Ratio
26,000
24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
24.0%
23.0%
22.0%
21.0%
20.0%
19.0%
18.0%
17.0%
16.0%
19.6%
20.5%
21.8%
17.6%
20,007
22,189
21,753
24,843
2000/9
2001/9
2002/9
2003/9


Capital Expenditures
Depreciation
8,000
6,000
4,000
2,000
0
5,147
4,885
6,451
6,463
6,134
5,457
4,404
6,067
2000/9
2001/9
2002/9
2003/9


Overseas Sales
Overseas Ratio
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
13.0%
12.0%
11.0%
10.0%
9.0%
8.0%
7.0%
6.0%
5.0%
11.0%
12.3%
7.4%
6.9%
11,178
13,348
7,371
9,761
2000/9
2001/9
2002/9
2003/9

3. Forecasts for Fiscal Year Ending December 31, 2003

(Millions of Yen)

	FY2003.12 (Projections)	FY2003.3 (Actual Results)	change	
			Amount	%
Net Sales	225,000	237,390	(12,390)	(5.2)%
Operating Income	35,500	30,317	5,183	17.1%
Recurring Profit	34,500	30,967	3,533	11.4%
Net Income	22,000	(20,135)	42,135	-
Net Income per Share	¥40.27	¥(51.75)	¥92.02	-

* For more details, please refer to "2. Forecast for the nine-month period ending December 31, 2003" on page nine of Interim Consolidated Financial Statements.

4. Income Statement

(1) Sales by Category

(Millions of Yen)

	First Half of FY2003.12		First Half of FY2003.3		Change	
	Amount	%	Amount	%	Amount	%
Prescription Pharmaceuticals	129,764	92.0%	87,034	87.3%	42,730	49.1%
Diagnostics	-	-	100	0.1%	(100)	-
Sub-total	129,764	92.0%	87,134	87.4%	42,630	48.9%
Nonprescription products	11,289	8.0%	12,609	12.6%	(1,319)	(10.5)%
Total	141,054	100.0%	99,743	100.0%	41,310	41.4%
Overseas Sales	9,761	6.9%	7,371	7.4%	2,390	32.4%

Notes:

1. Classification differs from business segments.
2. In September 2002, Chugai spun off its subsidiary Gen-Probe Incorporated, transferred all of its shares in the wholly owned Chugai Diagnostics Science Co., Ltd. to Fujirebio Inc., and withdrew from the diagnostics business., and are excluded from the scope of consolidation
3. Nonprescription products includes sales of Varsan.

* For details, please refer to the next page.

(2) Sales of Mainstay Products

(Millions of Yen)

Product Name	First Half of FY2003.12	First Half of FY2003.3	Change	FY2003.12 (projection)	FY2003.3	Change
Prescription Pharmaceuticals						
Epogin	36,200	33,500	8.1%	55,400	66,100	-
Neutrogin	14,600	12,600	15.9%	24,800	25,100	-
Sigmart	9,500	9,000	5.6%	14,600	18,000	-
Alfarol	8,700	9,400	(7.4)%	13,500	18,000	-
Furtulon	8,100	-	-	12,200	8,100	-
Kytril	6,000	-	-	9,200	5,100	-
Herceptin	4,400	-	-	6,800	3,500	-
Rythmodan	4,100	4,500	(8.9)%	6,300	8,500	-
Rituxan	3,800	-	-	6,900	3,000	-
Suvenyl	3,500	3,200	9.4%	5,600	6,000	-
Oxarol	2,900	2,700	7.4%	4,500	5,200	-
Rocephin	2,400	-	-	4,000	2,000	-
Rohypnol	2,000	-	-	3,000	1,800	-
Tamiflu	0	-	-	9,400	12,500	-
Nonprescription Products						
Guronsan Brand	5,000	4,900	2.0%	7,500	8,600	-
Varsan Brand	4,400	5,400	(18.5)%	3,900	6,600	-
Chugai Ichoyaku Brand	6,00	8,00	(25.0)%	1,000	1,600	-

Notes:

1. Furtulon, Kytril, Herceptin, Rituxan, Rocephin, Rohypnol and Tamiflu were originally products of Nippon Roche,K.K.
2. The current fiscal year constitutes a nine-month fiscal period, due to the change in the fiscal year-end. Therefore, percentage changes from results for the fiscal year ended March 31, 2003, have not been recorded.

(3) SG&A Expenses

(Millions of Yen)

	First Half of FY2003.12	Ratio	First Half of FY2003.3	Ratio	Change	
					Amount	%
SG&A Expenses	40,016	28.4%	36,048	36.1%	3,967	11.0%
R&D Expenses	24,843	17.6%	21,753	21.8%	3,089	14.2%
Total	64,859	46.0%	57,802	57.9%	7,057	12.2%

Notes:

1. The principal increases within SG&A expenses were costs associated with personnel and sales promotion activities resulting from the merger with Nippon Roche, K.K.
2. The principal increases within R&D expenses were costs associated with personnel as well as commissioned and collaborative research activities resulting from the merger with Nippon Roche, K.K.

(4) Non-Operating Income and Expenses

Financial Income and Expenses

(Millions of Yen)

	First Half of FY2003.12	First Half of FY2003.3	Change
Interest and Dividend Income [Dividend Income]	271 [76]	252 [139]	19 [(63)]
Interest Expense [Interest Payments on Corporate Bonds]	147 [46]	138 [60]	9 [(13)]
Net Difference: Financial Income and Expenses	124	114	9

Note: The increase in interest and dividend income was mainly due to a reduction in shareholdings resulting from the sale of marketable securities.

(5) Extraordinary Gain

Gain on sales of investment securities: Gain on sales of investment and marketable securities.

Fee of Licensing Agreement: Milestone payment received based on the conclusion of a licensing agreement with F. Hoffmann-La Roche Ltd., for the co-development and co-promotion of MRA.

(6) Extraordinary Loss

Office closing costs: Primarily loss on disposal of equipment arising from the closure of research operations at Chugai Pharma U.S.A.

5. Balance Sheets

Summarized Balance Sheets

(Millions of Yen)

	As of Sep.30, 2003		As of Mar. 31, 2003		Change	Notes
	Amount	%	Amount	%		
Assets	396,772	100.0%	425,301	100.0%	(28,529)	
Current Assets	245,695	61.9%	276,536	65.0%	(30,841)	(1)
Fixed Assets	151,076	38.1%	148,764	35.0%	2,312	(2)
Liabilities	108,455	27.3%	146,358	34.4%	(37,902)	
Current Liabilities	56,501	14.2%	91,573	21.5%	(35,072)	(3)
Fixed Liabilities	51,954	13.1%	54,785	12.9%	(2,830)	(4)
Minority Interests	1,413	0.4%	1,689	0.4%	(275)	
Shareholders' Equity	286,903	72.3%	277,253	65.2%	9,649	
Common Stock	68,228	17.2%	68,215	16.0%	13	(5)
Additional Paid-In Capital	88,090	22.2%	88,077	20.7%	13	(5)
Retained Earnings	133,841	33.7%	120,114	28.3%	13,727	
Net Unrealized Gain on Securities	2,252	0.6%	1,025	0.2%	1,227	(6)
Foreign Currenncy Translation Adjustments	415	0.1%	(108)	(0.0)%	524	
Treasury Stock, at Cost	(5,927)	(1.5)%	(69)	(0.0)%	(5,857)	

For details on increases and decreases from the previous period on a non-consolidated basis, please refer to Supplementary Materials for Non-Consolidated Interim Financial Results.

(1) Current Assets

a. Cash and Deposits

(Millions of Yen)

As of Sep. 30, 2003	As of Mar. 31, 2003	Change
48,978	70,593	(21,614)

Note: This change is primarily associated with income taxes payments, arising from taxable gain on the trasfer of the Company's investment in Gen-Probe Incorporated following the spin-off of Gen-Probe Incorporated.

b. Marketable Securities

(Millions of Yen)

As of Sep. 30, 2003	As of Mar. 31, 2003	Change
33,887	47,284	(13,397)

Note: The reclassification of bonds that will reach maturity within one year to marketable securities from investment securities led to an increase; however, the redemption of bonds at maturity resulted in an overall decrease.

c. Trade Receivables and Inventories

(Millions of Yen)

	As of Sep. 30, 2003	As of Mar. 31, 2003	Change
Trade Receivables balance	93,926	97,728	(3,802)
Inventory balance	52,063	40,817	11,246

Note: The change in inventory balance is mainly due to an increase in inventories of the anti-influenza drug Tamiflu.

d. Deferred Tax Assets (Current assets)

(Millions of Yen)

As of Sep. 30, 2003	As of March 31, 2003	Change
10,890	14,300	(3,409)

Note: This decrease is primarily owing to the payment of accrued enterprise taxes, which was recorded for the previous fiscal year, on taxable gain on the trasfer of the Company's investment in Gen-Probe Incorporated following the spin-off of Gen-Probe Incorporated.

(2) Fixed Assets

a. Investment Securities

(Millions of Yen)

As of Sep. 30, 2003	As of March 31, 2003	Change
18,523	20,644	(2,121)

Note: The decrease was due to the sale of stock as well as the reclassification of bonds due within one year to marketable securities.

b. Deferred Tax Assets (Fixed assets)

(Millions of Yen)

As of Sep. 30, 2003	As of March 31, 2003	Change
18,569	20,128	(1,558)

Note: The decrease in deferred tax assets is primarily due to an increase in valuation gain on other marketable securities as well as a decrease in reserve for employees' retirement benefits.

(3) Current Liabilities

Accrued Income Taxes

(Millions of Yen)

As of Sep. 30, 2003	As of March 31, 2003	Change
7,307	31,669	(24,361)

Note: Owing primarily to taxes on deemed transfer income, local taxes and enterprise taxes, arising from taxable gain on the trasfer of the Company's investment in Gen-Probe Incorporated following the spin-off of Gen-Probe Incorporated.

(4) Fixed Liabilities

Corporate Bonds

Type:	Outstanding Balance of Unredeemed Bonds [Issued Amount]	Number of subscription	Type of Stock Issued	Expiration Cycle	Redemption Price
#1 series Bonds with Subscription Warrant	¥6,312 million [¥43,883 million]	4,715,694	Common stock	October 2002 – September 2008	¥1,338.5108

Type:	Outstanding Balance of Unredeemed Bonds [Issued Amount]	Redemption Period	Redemption Price
#6 series of Unsecured Convertible Bonds	¥3,455 million [¥25,000 million]	September 2008	¥762.50

(5) Changes in Common Stock and Additional Paid-in Capital

Name	No. of Shares (thousands)	Common Stock (Millions of Yen)	Additional Paid-in Capital (Millions of Yen)
As of March 31, 2003	550,633	68,215	88,077
Change due to conversion of convertible bonds	35	13	13
Gain on the disposal of treasury stock	-	-	0
As of September 30, 2003	550,668	68,228	88,090

(6) Net Unrealized Gain on Securities

Valuation gains of ¥2,252 million (after deductions for tax-effect accounting) were directly credited to capital.

6. Outline of Principal Subsidiaries and the Status of Their Business Results

(1) Outline

Company Name	Chugai Pharma Marketing Ltd.	Eiko Kasei Co., Ltd.
Established	1997	1967
Location	London, United Kingdom	Nishi-Shirakawagun, Fukushima Pref.
Business	Sale of pharmaceutical products	Manufacture and sales of pesticides
Capital	£8,677 thousand (June 2003)	¥50 million (September 2003)
Percentage Ownership	100.0%	100.0%

Note: Chugai Pharma Marketing Ltd. oversees and coordinates sales of the Germany branch, Chugai Pharma France S.A.S., Chugai Pharma U.K. Ltd. and Chugai Aventis S.N.C.

(2)Business Results

(Millions of Yen)

Company Name	Chugai Pharma Marketing Ltd.		Eiko Kasei Co., Ltd.	
	First Half of FY2003.12	First Half of FY2002.12	First Half of FY2003.12	First Half of FY2003.3
Net Sales	7,339	5,052	876	1,160
in local currency *(in thousands)*	£37,047	£27,657		
compared with the previous interim period	134.0%	502.9%	75.6%	39.7%
Net Income	914	229	7	(500)
in local currency *(in thousands)*	£4,618	£1,256		
compared with the previous interim period	367.7%	103.3%	—	—

Translations into yen were calculated based on the prevailing exchange rates on June 30, 2003 and 2002, Chugai Pharma Marketing's settlement date.

(June 2003: £1=¥198.11; June 2002: £1=¥182.68)

Domestic Development Pipeline

Status	Code	Generic Name (Brand name)	Expected Indications # Additional indications	Remarks	Dosage Form	Origin	Filing Date
Launched	PB-94	sevelamer HCL (Renagel)	Hyperphosphatemia	Phosphate binding agent	Tablet	Genzyme Kirin Brewery Co-development	03/06 launched
Launched	R340	capecitabine (Xeloda)	Breast cancer	Antimetabolite, 5-FU derivative	Tablet	Roche	03/06 launched
Approved	R442	pegylated interferon alpha-2a (Pegasys)	Chronic hepatitis C	Pegylated interferon alpha-2a *(recombinant)*	Subcutaneous *injection*	Roche	03/10 approved
Filed	SG-75	nicorandil (Sigmart)	# Acute heart failure	Potassium channel opener	Injection	In-house	03/06
Filed	MRA	(Actemra)	Castleman's disease (orphan drug)	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	03/04
Filed	LY139481 HCl	raloxifene HCl (Evista)	Osteoporosis in postmenopausal women	Selective estrogen receptor modulator	Tablet	Eli Lilly Japan Co-development	02/06
Filed	EPOCH	epoetin beta (Epogin)	# Anemia in premature babies	Recombinant human erythropoietin	Subcutaneous injection	In-house	02/03
Filed	EPOCH	epoetin beta (Epogin)	# Predeposit of autologous blood transfusion	Recombinant human erythropoietin	Subcutaneous injection	In-house	02/03
Filed	CGS20267	letrozole (Femara)	Breast cancer in postmenopausal women	Aromatase inhibitor	Tablet	Novartis Pharma Co-development	00/07
Filed	AVS	nicaraven (Antevas)	Subarachnoidal hemorrhage	Hydroxyl radical scavenger	Injection	In-house	95/04
Phase 3	R964		Chronic hepatitis C	In combination with pegylated interferon alpha-2a(Pegasys)	Tablet	Roche	

Status	Code	Generic Name (Brand name)	Expected Indications # Additional indications	Remarks	Dosage Form	Origin
Phase 3 (multinational study)	R597	trastuzumab (Herceptin)	# Breast cancer (adjuvant)	Humanized anti-HER2 monoclonal antibody	Injection	Roche / Genentec
Phase 2/3	FS-69		Enhancement of ultrasound images	Ultrasound contrast agent for diagnostic imaging	Injection	Alliance
Phase 3	MRA		Rheumatoid arthritis	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house
Phase 2 completed	EPOCH	epoetin beta (Epogin)	# Anemia with cancer treatment	Recombinant human erythropoietin	Subcutaneous injection	In-house
Phase 2	ED-71		Osteoporosis	Activated Vitamin D derivative	Oral	In-house
Phase 2	R212	orlistat (Xenical)	Obesity	Lipase inhibitor	Capsule	Roche
Phase 2	MRA		Crohn's disease	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house
Phase 2	R340	capecitabine (Xeloda)	# Colorectal cancer and gastric cancer	Antimetabolite, 5-FU derivative	Tablet	Roche
Phase 2	R484	ibandronic acid	Osteoporosis	Bisphosphonate	Injection	Roche
Phase 2	MRA		Juvenile idiopathic arthritis	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house
Phase 2	VAL		Post-hepatectomy/Liver transplantation	Valine Liver-regeneration promoting agent	Injection	In-house

Status	Code	Generic Name (Brand name)	Expected Indications # Additional indications	Remarks	Dosage Form	Origin
Phase 2	CHS13340		Osteoporosis	Recombinant parathyroid hormone (rhPTH1-34)	Nasal spray	Daiichi Suntory Pharm Co-development
Phase 2	R1415	erlotinib	Lung cancer	Anti epidermal growth factor receptor	Oral	Roche / OSI
Phase 1 Completed	GM-611	mitemcinal fumarate	Gastroparesis(Diabetic/Idiopathic)	Motilin agonist Recovery of gastrointestinal motility	Tablet	In-house
Phase 1 Completed	R450		Stress urinary incontinence(SUI)	Alpha $_{1A/1L}$ adrenoceptor partial agonist	Oral	Roche
Phase 1	CAL		Hypercalcemia of malignancy	Humanized anti-PTHrP monoclonal antibody	Injection	In-house
Phase 1	BO-653		Restenosis in post-PTCA Coronary heart disease	Antioxidant	Capsule	In-house
Phase 1	R483		Type II diabetes	Insulin sensitizer	Oral	Roche
Phase 1	R744		Renal anemia Cancer associated amemia	CERA(Continuous Erythropoiesis Receptor Activator)	Injection	Roche
Phase 1	R484	ibandronic acid	Osteoporosis	Bisphosphonate	Oral	Roche
Phase 1	CHC12103		Ovarian, non-small cell lung, breast and colorectal cancer	Poly-(L-glutamic acid)-paclitaxel conjugate	Injection	Cell Therapeutics

Overseas Development Pipeline

Status	Code	Generic Name	Expected Indications	Remarks	Dosage Form	Origin	Filing Date
Approved (Taiwan)	PB-94	sevelamer HCl (Renagel)	Hyperphosphatemia	Phosphate binding agent	Tablet	Genzyme	03/07
Phase 2 Completed (EU)	MRA		Rheumatoid arthritis	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Phase 2 (US)	GM-611	mitemcinal fumarate	Gastroparesis(Diabetic/Idiopathic) GERD (Gastroesophageal reflux disease)	Motilin agonist Recovery of gastrointestinal motility	Tablet	In-house	
Phase 2 (France)	MRA		Multiple myeloma	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Phase 2 (UK)	MRA		Juvenile idiopathic arthritis	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Phase 2 (US)	BO-653		Restenosis in post-PTCA Coronary heart disease	Antioxidant	Capsule	In-house	
Phase 2 (US)	CAL		Bone metastases	Humanized anti-PTHrP monoclonal antibody	Injection	In-house	
Phase 1 (UK)	AHM		Multiple Myeloma	Humanized anti-HM1.24 monoclonal antibody	Injection	In-house	
Phase 1 (US)	MRA		Castleman's disease	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Phase 1 (US)	MRA		Multiple myeloma	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	
Phase 1 (US)	MRA		Systemic lupus erythematodes(SLE)	Humanized anti-human IL-6 receptor monoclonal antibody	Injection	In-house	

Fiscal Year 2003.12
Supplementary Materials for Non-Consolidated Interim Financial Results Ended September 30, 2003

Creating Value for Life

CHUGAI PHARMACEUTICAL CO., LTD.

A member of the Roche group

For further inquiries, please contact: Shizuo Kagoshima, Corporate Communications Dept.

Telephone: +81-(0) 3-3273-0881 (direct)

Fax: +81-(0) 3-3281-6607

URL: http://www.chugai-pharm.co.jp/english/

Current Fiscal Period

Due to the change in the fiscal year-end, the current fiscal period comprises a nine-month fiscal period starting April 1, 2003 and ending December 31, 2003.

1. Forecasted Results and Differentials

(Millions of Yen)

	First Half of FY2003.12 Actual Results	Initial Projection (announced on May 16, 2003)	Change	
			Amount	%
Net Sales	135,568	139,000	(3,432)	(2.5)%
Operating Income	24,757	18,000	6,757	37.5%
Recurring Profit	26,228	18,000	8,228	45.7%
Net Income	17,457	12,500	4,957	39.7%
Net Income per Share	¥31.79	¥22.70	¥9.09	40.0%

The market environment for prescription pharmaceuticals was harsh due to constraints on medical visits and other factors, and sales of certain existing products, including Alfarol®, struggled to make headway. In healthcare products, sales of home-use Varsan® brand products declined, owing to a sluggish insecticide market spurred by an unusually cool summer. As a result, overall net sales dipped below projections.

At the profit level, operating income, recurring profit, and net income exceeded forecasts, encouraged by SG&A expenses sliding over into the latter half of the fiscal year as well as efforts to ensure the efficient use of funds.

Revisions announced on October 20, 2003, to the interim results forecasts are as follows:

(Millions of Yen)

	Projection (announced on October 20, 2003)	Initial Projection (announced on May 16, 2003)	Change	
			Amount	%
Net Sales	135,500	139,000	(3,500)	(2.5)%
Recurring Profit	26,000	18,000	8,000	44.4%
Net Income	17,500	12,500	5,000	40.0%

2. Financial Highlights

(Millions of Yen)

	First Half of FY2002.3	First Half of FY2003.3	First Half of FY2003.12	FY2003.3	FY2003.12 (projection)
Net Sales	97,021	95,884	135,568	230,287	218,000
Operating Income	15,930	11,008	24,757	27,245	33,000
Recurring Profit	18,189	11,776	26,228	28,362	33,000
Net Income	8,828	(26,405)	17,457	(21,521)	21,500
Return on Equity	4.7 %	(13.0)%	7.1%	(9.3) %	-
Return on Assets (Recurring Profit)	5.5 %	3.5 %	7.2%	7.6 %	-
Net Income per Share (Yen) [Basic]	¥35.04	¥(98.11)	¥31.79	¥(55.30)	¥39.36
Net Income per Share (Yen) [Fully Diluted]	¥29.55	-	¥31.31	-	-
Shareholders' Equity per Share (Yen)	¥752.18	¥656.33	¥514.48	¥495.15	-
Dividends per Share (Yen)	¥8.00	¥8.00	-	¥16.00	¥12.00
Payout Ratio	-	-	-	-	-
Shareholders' Equity to Total Assets	57.1%	62.7 %	72.7%	65.5 %	-
Cost of Sales to Net Sales	29.8 %	30.4 %	35.1%	34.3 %	36.2%
SG&A Expenses to Net Sales	34.4 %	35.4 %	28.1%	32.7 %	30.7%
R&D Expenses	18,873	21,770	25,202	48,604	39,000
R&D Expenses to Net Sales	19.5 %	22.7 %	18.6%	21.1 %	17.9%
Capital Expenditures	4,283	5,831	6,311	16,787	11,500
Depreciation	4,141	4,185	5,655	10,080	9,500
Overseas Sales	4,256	3,512	4,276	8,344	6,000
Overseas Sales Ratio to net sales	4.4 %	3.7 %	3.2%	3.6 %	2.8%
Number of Employees	3,605	3,577	5,016	5,017	4,980

Notes:

1. Return on equity and return on assets for the interim period were not calculated on an annual basis.
2. Net income per share (yen, fully diluted) for the full fiscal year ended September 30, 2002 as well as the interim period ended March 31, 2003 and the payout ratio for the full fiscal year ended March 31,2003 have not been recorded as the Company recorded net losses for both of these fiscal periods.
3. As of the fiscal year ended March 31, 2003, Accounting Standard for Net Income per Share

(Financial Accounting Standard No. 2) and Accounting Guidelines for Accounting Standards for Net Income per Share (Accounting Guideline No. 4) were used to calculate net income per share.

4. Number of employees includes employees seconded to other companies.
5. The current fiscal period is a nine-month fiscal period ending December 31, 2003. Therefore, we will not be paying interim dividends.

(Millions of Yen)


Net Sales
Recurring Profit
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
92,811
17,055
97,021
18,189
95,884
11,776
135,568
26,228
2000/9
2001/9
2002/9
2003/9


ROE
ROA
10.0%
5.0%
0.0%
-5.0%
-10.0%
-15.0%
6.0%
5.4%
5.5%
4.7%
3.5%
-13.0%
7.2%
7.1%
2000/9
2001/9
2002/9
2003/9


Cost of Sales to Net Sales
SG&A Ratio
36.0%
35.0%
34.0%
33.0%
32.0%
31.0%
30.0%
29.0%
28.0%
27.0%
34.2%
34.4%
35.4%
35.1%
28.9%
29.8%
30.4%
28.1%
2000/9
2001/9
2002/9
2003/9


R&D Expenses
R&D Ratio
26,000
24,000
22,000
20,000
18,000
16,000
14,000
12,000
24.0%
23.0%
22.0%
21.0%
20.0%
19.0%
18.0%
17,739
19.1%
18,873
19.5%
22.7%
21,770
25,202
18.6%
2000/9
2001/9
2002/9
2003/9


Capital Expenditures
Depreciation
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,084
4,770
4,283
4,141
5,831
4,185
6,311
5,655
2000/9
2001/9
2002/9
2003/9


Overseas Sales
Overseas Ratio
6,000
5,000
4,000
3,000
2,000
1,000
0
6.0%
5.5%
5.0%
4.5%
4.0%
3.5%
3.0%
4,454
4.8%
4,256
4.4%
3,512
3.7%
4,276
3.2%
2000/9
2001/9
2002/9
2003/9

3. Forecast for Fiscal Year Ending December 31, 2003

(Millions of Yen)

	FY2003.12 (Projections)	FY2003.3 (Actual Results)	change	
			Amount	%
Net Sales	218,000	230,287	(12,287)	(5.3)%
Operating Income	33,000	27,245	5,755	21.1%
Recurring Profit	33,000	28,362	4,638	16.4%
Net Income	21,500	(21,521)	43,021	-
Net Income per Share	¥39.36	¥(55.30)	¥94.66	-

4. Income Statement

(1) Sales by Category

(Millions of Yen)

	First Half of FY2003.12		First Half of FY2003.3		Change	
	Amount	%	Amount	%	Amount	%
Prescription Pharmaceuticals	124,279	91.7%	83,175	86.7%	41,104	49.4%
Diagnostics	-	-	100	0.1%	(100)	-
Sub-total	124,279	91.7%	83,275	86.8%	41,004	49.2%
Nonprescription products	11,289	8.3%	12,609	13.2%	(1,319)	(10.5)%
Total	135,568	100.0%	95,884	100.0%	39,684	41.4%
Overseas Sales	4,276	3.2%	3,512	3.7%	763	21.7 %

Notes:

1. In September 2002, Chugai spun off its subsidiary Gen-Probe Incorporated, transferred all of its shares in Chugai Diagnostics Science Co.,Ltd. to Fujirebio Inc., and withdrew from the diagnostics business.
2. Nonprescription products includes sales of Varsan.

For details, please refer to the next page.

(2) Sales of Mainstay Products

(Millions of Yen)

Product Name	First Half of FY2003.12	First Half of FY2003.3	Change	FY2003.12 (projection)	FY2003.3	Change
Prescription Pharmaceuticals						
Epogin	36,200	33,500	8.1%	55,400	66,100	-
Alfarol	8,700	9,400	(7.4)%	13,500	17,900	-
Furtulon	8,100	-	-	12,200	8,100	-
Sigmart	8,000	7,900	1.3%	12,600	15,500	-
Neutrogin	7,000	7,200	(2.8)%	11,000	13,700	-
Kytril	6,000	-	-	9,200	5,100	-
Herceptin	4,400	-	-	6,800	3,500	-
Rythmodan	4,100	4,500	(8.9)%	6,300	8,500	-
Rituxan	3,800	-	-	6,900	3,000	-
Suvenyl	3,500	3,200	9.4%	5,600	6,000	-
Oxarol	2,900	2,700	7.4%	4,500	5,200	-
Rocephin	2,400	-	-	4,000	2,000	-
Rohypnol	2,000	-	-	3,000	1,800	-
Tamiflu	0	-	-	9,400	12,500	-
Nonprescription Products						
Guronsan Brand	5,000	4,900	2.0%	7,500	8,600	-
Varsan Brand	4,400	5,400	(18.5)%	3,900	6,600	-
Chugai Ichoyaku Brand	600	800	(25.0)%	1,000	1,600	-
Export Products						
Neutrogin	2,400	1,700	41.2%	3,600	4,500	-
Sigmart	1,300	900	44.4%	1,600	2,300	-
Ulcerlmin	500	700	(28.6)%	800	1,300	-

Notes:

1. Furtulon, Kytril, Herceptin, Rituxan, Rocephin, Rohypnol and Tamiflu were originally products of Nippon Roche,K.K.
2. The current fiscal year constitutes a nine-month fiscal period, due to the change in the fiscal year-end. Therefore, percentage changes from results for the fiscal year ended March 31, 2003, have not been recorded.

(3) SG&A Expenses

(Millions of Yen)

	First Half of FY2003.12	Ratio	First Half of FY2003.3	Ratio	Change	
					Amount	%
SG&A Expenses	38,116	28.1%	33,961	35.4%	4,155	12.2%
R&D Expenses	25,202	18.6%	21,770	22.7%	3,431	15.8%
Total	63,318	46.7%	55,732	58.1%	7,586	13.6%

Notes:

1. The principal increases within SG&A expenses were costs associated with personnel and sales promotion activities resulting from the merger with Nippon Roche, K.K.
2. The principal increases within R&D expenses were costs associated with personnel as well as commissioned and collaborative research activities resulting from the merger with Nippon Roche, K.K.

(4) Non-Operating Income and Expenses

a. Financial Income and Expenses

(Millions of Yen)

	First Half of FY2003.12	First Half of FY2003.3	Change
Interest and Dividend Income [Dividend Income]	612 [443]	265 [198]	347 [244]
Interest Expense [Interest Payments on Corporate Bonds]	148 [46]	96 [60]	51 [(13)]
Net Difference: Financial Income and Expenses	464	168	295

Note: The increase in dividend income mainly owes to an increase in dividends from subsidiaries.

b. Other Non-Operating Income and Expenses

Other non-operating income consisted mainly of ¥833 million of revenues from patent royalties, ¥698 million of revenues from reimbursements from F. Hoffmann-La Roche Ltd., for MRA-related R&D costs incurred in the previous fiscal year, and a ¥828 million valuation loss on derivatives.

(5) Extraordinary Gain

Gain on sales of investment securities: Gain on sales of investment and marketable securities.

Fee of Licensing Agreement: Milestone payment received based on the conclusion of a licensing agreement with F. Hoffmann-La Roche Ltd., for the co-development and co-promotion of MRA.

5. Balance Sheets

Summarized Balance Sheets

(Millions of Yen)

	As of Sep. 30, 2003		As of Mar. 31, 2003		Change	Notes
	Amount	%	Amount	%		
Assets	386,344	100.0%	416,549	100.0%	(30,204)	
Current Assets	233,956	60.6%	265,289	63.7%	(31,332)	(1)
Fixed Assets	152,387	39.4%	151,259	36.3%	1,128	(2)
Liabilities	105,286	27.3%	143,843	34.5%	(38,557)	
Current Liabilities	53,757	13.9%	89,410	21.5%	(35,653)	(3)
Fixed Liabilities	51,529	13.4%	54,433	13.0%	(2,903)	(4)
Shareholders' Equity	281,057	72.7%	272,705	65.5%	8,352	
Common Stock	68,228	17.6%	68,215	16.5%	13	(5)
Additional Paid-In Capital	88,090	22.8%	88,077	21.1%	13	(5)
Retained Earnings	128,446	33.2%	115,487	27.7%	12,959	
Net Unrealized Gain on Securities	2,218	0.6%	994	0.2%	1,223	(5)
Treasury Stock, at Cost	(5,927)	(1.5)%	(69)	(0.0)%	(5,857)	

(1) Current Assets

a. Cash and Deposits

(Millions of Yen)

As of Sep. 30, 2003	As of Mar. 31, 2003	Change
40,292	62,183	(21,890)

Note: This change is primarily associated with income taxes payments, arising from taxable gain on the trasfer of the Company's investment in Gen-Probe Incorporated following the spin-off of Gen-Probe Incorporated.

b. Marketable Securities

(Millions of Yen)

As of Sep. 30, 2003	As of Mar. 31, 2003	Change
33,887	47,284	(13,397)

Note: The reclassification of bonds that will reach maturity within one year to marketable securities from investment securities led to an increase; however, the redemption of bonds at maturity resulted in an overall decrease.

c. Trade Receivables, Inventories and Turnover Periods

(Millions of Yen)

	As of Sep. 30, 2003	As of Mar. 31, 2003	Change
Outstanding Balance of Trade Receivables	91,617	96,616	(4,999)
Trade Receivables Turnover Periods (Month)	3.86	4.11	(0.25)
Outstanding Balance of Inventories	51,428	40,076	11,352
Inventory Turnover Period (Month)	6.49	4.83	1.66

Note: The change in outstanding Balance of Inventories and Inventory Turnover Period is mainly due to an increase in inventories of the anti-influenza drug Tamiflu®.

d. Deferred Tax Assets (Current assets)

(Millions of Yen)

As of Sep. 30, 2003	As of Mar. 31, 2003	Change
10,315	13,766	(3,450)

Note: This decrease is primarily owing to the payment of accrued enterprise taxes, which was recorded for the previous fiscal year, on taxable gain on the transfer of the Company's investment in Gen-Probe Incorporated following the spin-off of Gen-Probe Incorporated.

(2) Fixed Assets

a. Principal Capital Investment

Ukima Plant

Construction of a wing to be used for analytical technology research and quality management: ¥1,557 million (Total investment ¥3,740 million)

(Start and completion: November 2001—April 2003)

b. Investment Securities

(Millions of Yen)

As of Sep. 30, 2003	As of Mar. 31, 2003	Change
18,386	20,510	(2,123)

Note: The decrease was due to the sale of stock as well as the conversion of bonds due within one year to marketable securities.

c. Inventments in subsidiaries and affliates

(Millions of Yen)

As of Sep. 30, 2003	As of Mar. 31, 2003	Change
6,071	6,081	(10)

Note: Decrease in Shareholdings in Subsidiaries (Millions of Yen)

Hiroshima Chugai Pharmaceutical Co., Ltd.	¥(9)	Decrease in shareholdings made in light of financial conditions
Chugai Transportation Co., Ltd.	¥(0)	Due to the liquidation of Chugai Transportation

d. Deferred Tax Assets (Fixed assets)

(Millions of Yen)

As of Sep. 30, 2003	As of Mar. 31, 2003	Change
18,433	20,046	(1,612)

Note: The decrease in deferred tax assets is primarily due to an increase in valuation gain on other marketable securities as well as a decrease in reserve for employees' retirement benefit.

(3) Current Liabilities

a. Notes Payable

(Millions of Yen)

Type	As of Sep. 30, 2003	As of Mar. 31, 2003	Change
Raw Materials Merchandise	337	712	(374)
Others	-	10	(10)

b. Accrued Income Taxes

(Millions of Yen)

As of Sep. 30, 2003	As of Mar. 31, 2003	Change
7,006	31,228	(24,222)

Note: Owing primarily to taxes on deemed transfer income, local taxes and enterprise taxes, arising from taxable gain on the transfer of the Company's investment in Gen-Probe Incorporated following the spin-off of Gen-Probe Incorporated.

c. Accrued Liabilities (Other major items in current liabilities)

(Millions of Yen)

	As of Sep. 30, 2003	As of Mar. 31, 2003	Change
Facilities	3,592	8,337	(4,745)
Others	4,302	9,293	(4,990)

Notes:

1. Owing primarily to the payment of accrued liabilities that were calculated at the end of the previous fiscal year for the establishment of antibody agent production facilities at the Utsunomiya Plant.
2. Owing primarily to the move from biannual calculations of prescription pharmaceutical sales rebates to quarterly calculations.

(4) Fixed Liabilities

Please see p.12 of the Supplementary Materials for Consolidated Interim Financial Results.

(5) Common Stock

a. Change in Common Stock and Additional Paid-in Capital

Please see p.12 of the Supplementary Materials for Consolidated Interim Financial Results.

b. Major Shareholders

Name	Number of Shares Held (Thousands)	Percentage of Total Shares Outstanding (%)
Roche Pharmholding B.V. (F0-526401)	275,802	50.13
The Chase Manhattan Bank, N.A., London, Secs Lending Omnibus Account	18,624	3.38
The Master Trust Bank of Japan, Ltd., *trust account*	18,201	3.30
The Chase Manhattan Bank, N.A., London	18,001	3.27
State Street Bank And Trust Company	14,600	2.65
J.P. Morgan Trust Bank, Ltd., *tax-free account*	11,569	2.10
Sumitomo Life Insurance Company	6,677	1.21
Boston Safe Deposit BSDT Treaty Clients OM	6,298	1.14
The Nichido Fire and Marine Insurance Co., Ltd.	5,767	1.04
Japan Trustee Services Bank,Ltd.	5,413	0.98
Total	380,955	69.25

Notes:

1. Due to the change in the fiscal year-end, the current fiscal year will constitute a nine-month period ending on December 31, 2003, and the Japan Securities Depository Center, Inc. will not report on registered shareholders an end of the interim period report. Therefore, we have listed the information on shareholders as of March 31, 2003.
2. A submitted report on holders of large volumes of Company stock is as follows.
   - Capital Research and Management Company and four affiliated companies
     34,189 thousand shares (6.21% as of July 31, 2003)
   - J.P. Morgan Fleming Asset Management (UK) Limited and Three affiliated companies
     19,223 thousand shares (3.49% as of September 30, 2003)

c. Shareholders

	As of March 31, 2001	As of March 31, 2002	As of March 31, 2003
Finance	39.20 %	35.11 %	18.24 %
Securities	0.40 %	1.06 %	0.26 %
Corporate	3.46 %	3.38 %	1.33 %
Foreign Corporate	42.11 %	45.56 %	73.43 %
Individual and Others	14.83 %	14.89 %	6.74 %
Total	100.00 %	100.00 %	100.00 %

Note: Due to the change in the fiscal year-end, the current fiscal year will constitute a nine-month period ending on December 31, 2003, and the Japan Securities Depository Center, Inc. will not report on registered shareholders an end of the interim period report from Therefore, we have listed the information on shareholders as of March 31, 2003.

d. Net Unrealized Gain on Securities

Valuation gains of ¥2,218 million (after deductions for tax-effect accounting) were directly credited to capital.

September 8, 2003

Name of listed company:	
	Chugai Pharmaceutical Co., Ltd.
Code number:	4519 (Tokyo, Osaka, Nagoya, and Fukuoka Stock Exchanges)
Head office:	1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative:	Osamu Nagayama
	President & CEO
Inquiries to:	Shizuo Kagoshima, General Manager,
	Corporate Communications Dept.
Tel:	03-3273-0881

Notice Concerning the Results of Acquisition of the Company's Own Shares from the Market

Chugai Pharmaceutical Co., Ltd. acquired the following treasury shares of the Company from the market as prescribed in Article 210 of the Commercial Code, and is informing you herewith.

1. Acquisition period:	From August 28, 2003 to September 5, 2003
2. Total number of shares to be acquired:	800,000 shares
3. Total amount of acquisition price of the shares :	¥1,024,559,600
4. Method of acquisition:	Purchase from the market at the Tokyo Stock Exchange

Reference:

Resolution at the 92nd ordinary general meeting of shareholders held on June 25, 2003

1. Class of shares to be acquired :	common shares of our company
2. Number of shares to be acquired :	a maximum of 5,000,000 shares
3. Total amount of acquisition price of the shares :	a maximum of ¥7,000,000,000

Progress as of September 5, 2003 :

Total number of shares acquired :	4,300,000 shares
Total acquisition price:	¥5,849,059,600

File Number: 82-34668

Attachment 4

Translation

October 20, 2003

Name of listed company: Chugai Pharmaceutical Co., Ltd.
Code number: 4519 (Tokyo & Osaka Stock Exchange)
Head office: 1-9, Kyobashi 2-chome, Chuo-ku, Tokyo
Representative: Osamu Nagayama, President & CEO
Inquiries to: Yoshio Itaya
General Manager, Finance and Accounting Dept.
Tel: (03) 3281 - 6611

A Revision of Mid-term Financial Outlook for Fiscal Year 2003 (April ~ September, 2003)

Chugai Pharmaceutical Co., Ltd. announced that the company revises the mid-term financial outlook for fiscal year 2003 (April~September, 2003) released on May 16, 2003.

1. The revision of the mid-term financial outlook for fiscal year 2003 (April~September, 2003)

(1) Consolidated basis

(Millions of yen, %)

		Net sales	Recurring profit	Net income
Original outlook (Released May 16, 2003)	(A)	142,000	18,500	12,500
Revised outlook	(B)	141,000	28,500	18,000
Variance	(B-A)	(1,000)	10,000	5,500
(% Change)	(B-A)/A	(0.7)	54.1	44.0
First half ended Sept. 30, 2002		99,743	12,503	(26,152)

(2) Non-consolidated basis

(Millions of yen, %)

		Net sales	Recurring profit	Net income
Original outlook (Released May 16, 2003)	(A)	139,000	18,000	12,500
Revised outlook	(B)	135,500	26,000	17,500
Variance	(B-A)	(3,500)	8,000	5,000
(% Change)	(B-A)/A	(2.5)	44.4	40.0
First half ended Sept. 30, 2002		95,884	11,776	(26,405)

(3) Reference

Outlook of operating profits for the mid-term for fiscal year 2003 (April ~ September, 2003) and actual results for mid-term for fiscal year 2002 (April ~ September, 2002) are as below.

(Millions of yen)

	Consolidated	Non-consolidated
Outlook for April ~ September, 2003	27,500	24,500
Actuals for April ~ September, 2002	12,133	11,008

2. The reason for the revision

Net sales will be slightly below the original plan due to the stagnant insecticides market resulting from the unusually cool summer and from tough sales results of certain existing prescription pharmaceutical products competing in fierce market conditions. On the other hand, due to delayed occurrence of marketing expenses and implementation of effective cost saving measures, recurring profit and net income are both expected to greatly exceed the original plan. In addition, an extraordinary gain of JPY 3.2 billion has been booked in connection with the licensing-out of MRA.

The full year outlook (both consolidated and non-consolidated) has not been revised as expenses associated with in-licensing actives of compounds such as VEGF-antibody (bevacizumab, planned overseas brand name AVASTIN®) from Roche (Switzerland) are expected to occur during this fiscal year.

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL: +81-(0)3-3273-0881
FAX: +81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp

CHUGAI

Translation

Expansion of indication for the genetically engineered Rituximab anti-cancer, anti-CD20 monoclonal antibody drug "Rituxan® Injection 10mg/mL"

Tokyo--September 25, 2003 – Zenyaku Kogyo Co., Ltd. ("Zenyaku") [Main Office: Bunkyo-ku, Tokyo. President: Kazuhhiro Hashimoto] and Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today the approval by the Health, Labour, and Welfare Ministry (Japan) of the genetically engineered, Rituximab drug (trade name: Rituxan® Injection 10mg/mL ("Rituxan®")) on September 19, 2003. The import license for this product had been filed for partial change application in regards to its indication, dosage and administration. After this approval, the indication for has been changed to "CD20 positive B-cell Non-Hodgkin's lymphoma".

"Rituxan®", which had been jointly developed by IDEC (USA) and Genentech (USA), is the world's first monoclonal antibody therapy for the treatment of malignant lymphoma. Since its approval by USA authorities in November of 1997, Rituxan® has been sold in 78 countries in the European Union from March of 2003 to present.

In Japan, Zenyaku has been engaged in the focused development of antibody medical care since 1991, and received the development and distribution rights of Rituxan®by Genentech in 1995. In November of 1998, Rituxan® was assigned as an orphan drug, given its import license in June of 2001, and was jointly launched by Nippon Roche K.K. in September of the same year. Due to the October 2002 merger between Chugai and Nippon Roche, Rituxan® is currently joint-distributed by Zenyaku and Chugai.

Previously, Rituxan® had been indicated for "CD20 positive low-grade or follicular B-cell Non-Hodgkin's lymphoma, Mantle cell lymphoma". Due to the change in indication, we are confident that Rituxan® will be useful for the estimated 10,000 new patients in Japan who are diagnosed with B-cell Non-Hodgkin's lymphoma each year.

Rituxan® is comprised of mouse antibodies and the human antibody known as IgG. The drug itself indicates anti-tumor effects by binding to the CD20 antigen expressed in human B cells, and by its complement-dependent cytotoxicity[1] and antibody-dependent cell-mediated cytotoxicity[2].

Results of Phase II of clinical testing showed an efficacy rate of 61% for low-grade or follicular lymphoma and 46% for mantle cell lymphoma. The efficacy rate for medium/high-grade lymphoma, which is included in the new indication, was recorded at 37%.

Adverse reactions were recorded at 93.6%. Some of the main adverse effects were fever (64.3%), chill (34.4%), and itching (21.7%). Furthermore, these adverse reaction rates were the combined result of previously recorded results and the new results of the change in indication.

For further inquiries in regards to this matter, please contact:

Zenyaku Kogyo Co., Ltd., Chief Administration Headquarters Dept.
Phone: +81-(0)3-3946-1111
Fax: +81-(0)3-3946-1130

Chugai Pharmaceutical Co., Ltd., Corporate Communications Dept.
Phone: +81-(0)3-3273-0881
Fax: +81-(0)3-3281-6607

[Reference]

Trade Name: Rituxan Injection 10mg/mL

Generic Name: Rituximab (genetically engineered)

Indication: CD20 positive low-grade Non-Hodgkin's lymphoma

Method of administration and dosage:

1. To be administered through once weekly infusions at 375mg/m^2, for a maximum period of eight infusions.
2. The drug product is prepared by being diluted with either sodium chloride or 5% dextrose.

[1] Complement-dependent cytotoxicity (CDC): Compliment systems are composed of serum protein and play an important role for host defense and against inflammation. When antibodies binds to antigens, an activation of the components of complements occurs from complements bound to the constant domain of antibodies. As a result of this chain reaction, cell membrane covered in antibodies are inserted with a single complement protein, and various ions pass through stomata to arrive at the lysis of cells.

[2] Antibody-dependent cell-mediated cytotoxicity (ADCC): Macrophage and NK cells, which are immunocytes which possess receptors for antibody cells, bound to antibodies which have bound to their target cells. As a result, these immunocytes are activated and damage those target cells which have been bound to antibodies.

File Number: 82-34668

Attachment 6

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

CHUGAI

Translation

Additional Antibody Production Facilities at Utsunomiya Plant

October 8, 2003 – Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today the addition of two bioreactors (10,000L capacity) to the original construction plans of biological drug substance production facilities at the Utsunomiya Plant announced in March 2003. These bioreactors are planned to be added during the second phase of construction, and will be used for the production of MRA, a humanized anti-IL6 receptor monoclonal antibody for the treatment of rheumatoid arthritis, and other antibody drug products.

Currently there are two existing 2,500L bioreactors at the Ukima Plant (Tokyo, Kita ward) and two 10,000L bioreactors at the Utsunomiya Plant scheduled for initial operation start in January 2004. In order to facilitate the simultaneous production of drug substances for both clinical development and commercial purposes, a further two bioreactors will now be commissioned, bringing the number of bioreactors to six to be built during the second phase of construction. As a result, Chugai will be able to sustain a total capacity of 85,000 liters, resulting in the world's largest capacity top class biological drug substance production facility for antibody products employing the latest biopharmaceutical techniques.

There are no major changes made to the original target dates for the completion of the second phase of construction (second quarter 2005) and initial operation start-up (first quarter 2007). Total investment will be approximately 9.36 billion yen, which is an increase in 860 million yen from the original estimate.

These additional production facilities have resulted from the efficiencies achieved by both Chugai and Roche contributing their manufacturing know-how. The combined development of MRA in Japan, Europe, and the United States and future global marketing is another example of how we can expect an accelerated global development. By doing so, we have established a stance for producing antibody drug products which can succeed in a global marketplace which continues to expand.

File Number: 82-34668

Attachment 7

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp

Translation

Supply of anti-influenza drug TAMIFLU® for the 2003 – 2004 season

October 17, 2003 -- Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today the 2003 – 2004 supply plan for Chugai's anti-influenza drug, "TAMIFLU® Capsules" and "TAMIFLU® Dry Syrup".

Although it is extremely difficult to accurately forecast the rate of infection for influenza, by looking at the maximum demand figures of the past 10 years, Chugai based its estimate for the 2003 – 2004 season on a possible patient population of 10 million.
Accordingly, in order to secure adequate supply to medical institutions, Chugai has prepared enough TAMIFLU® for the possible treatment of 13 million patients by strengthening its domestic manufacturing facilities. 60% of "TAMIFLU® Capsules", which will cover approximately 7.8 million patients, will be offered in packages of 10-capsules, enabling medical institutions to supply the product in more precise amounts. The remaining 40% will be offered in 100-capsule packages. "TAMIFLU® Dry Syrup" which is mainly for infant patients, will be manufactured for 5.2 million patients. This amount corresponds to 50% of the total population between1 to 10 year old.

With this supply plan, Chugai is confident in its ability to provide a stable drug supply for the 2003-2004 season.

[Ref. 1]

GENERIC NAME: Oseltamivir phosphate formulation

PRODUCT NAME: TAMIFLU® Capsule 75
TAMIFLU® Dry Syrup 3%

INDICATIONS: Viral infections of influenza A and B

DOSAGE AND ADMINISTRATION:

TAMIFLU Capsule 75:

Usual oral dosage for adults and children weighing 37.5 kg or more is 75 mg as oseltamivir twice a day for 5 days.

TAMIFLU Dry Syrup 3%:

Usual oral dosage for adults is 75 mg as oseltamivir twice a day for 5 days. TAMIFLU Dry Syrup is prepared into suspension at the time of use.

Usual oral dosage for infants and children is 2 mg/kg as oseltamivir (66.7 mg/kg as Dry Syrup) twice a day for 5 days.

[Ref. 2]

Supplementary information on the TAMIFLU® supply plan

With last season's leftover stock and this year's production combined, Chugai will be able to provide TAMIFLU® shipments to wholesalers to cover some 13 million patients during the 2003 – 2004 season.

Taking internal stock reserves into account, we plan to ship 11.6 million out of the 13 million patient supply. The maximum shipment as well as the actual wholesaler shipment can be found in chart (1) and we can increase our shipment up to 13 million whenever it becomes necessary.

The 3.6 million patient supply (out of the total 11.6 million planned) which will be shipped by the end of December this year accounts for 70% of the entire shipment seen last season (Oct 2002 – Mar 2003). In addition, taking into account influenza trends observed from the beginning of the season until end of December over the last 10 years, Chugai believes itself to be well-stocked for this season.

Further, Chugai has allocated stock for a total of 8 million patients (4.7 million for capsules and for 3.3 million for dry syrup) for the January – March period, when the epidemic of influenza is expected to peak.

Chart (1)

	Maximum Shipment (Patients)	Shipment to Wholesalers		
		Until December 2003	Jan – Mar 2004	Total
Capsule	7.8 million	2.2 million	4.7 million	6.9 million
Dry Syrup	5.20 million	1.4 million	3.3 million	4.7 million
Total	13 million	3.6 million	8 million	11.6 million

TAMIFLU® package types are shown in detail in chart (2). As you can see, 10P packet is a new addition, with dry syrup production increased 7-fold to last year.

Chart (2)

	[1] Stock from last season (boxes)	[2] New Production (boxes)	Maximum Shipment [1]+[2] (boxes)	Possible Number of Patients that can be Treated	Compared to last season
10P packet	0	3,450,000	3,450,000	4.3 million	X 3.5
100P packet	55,000	230,000	285,000	3.5 million	X 1.1
Dry Syrup	42,000	1,758,000	1,800,000	5.2 million	X 7.6
			Total	13 million	X 2.4

Calculated at 8 capsules per person and 1 bottle (30g) per 2.9 (30g) persons

File Number: 82-34668

Attachment 8

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL: +81-(0)3-3273-0881
FAX: +81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp

CHUGAI

Translation

Pegasys® (pegylated interferon alfa-2a) approved in Japan for the treatment of Chronic Hepatitis C

Tokyo--October 20. 2003--Chugai Pharmaceutical Co., Ltd. ("Chugai") [Main Office: Chuo-ku, Tokyo. President: Osamu Nagayama] announced today that it has obtained the import license for Peg interferon alfa-2a - *Pegasys® S.C (subcutaneous) injection 180 ug and Pegasys® S.C. Injection 90 ug* for chronic hepatitis C. Chugai filed a new drug application with the Japanese Ministry of Health, Labour and Welfare on November 18, 2002 and Pegasys® received approval in less than a year under a first-track designation.

Pegasys® is the first approved pegylated interferon in Japan that extends the half-life by wrapping interferon alfa-2a with a 40,000 molecular weight branch-chained polyethylene glycol. Pegasys®, with its once-weekly dosage, will greatly benefit patients by reducing hospital visits, as conventional standard interferon treatments for chronic hepatitis C require a daily or a 3 times a week dosage.

Currently, it is said that there are between 30,000 and 40,000 patients in Japan receiving the conventional interferon treatment for chronic hepatitis C. However, with the introduction of Pegasys®, they will have the option to choose the more convenient once-weekly dosage.

According to the results of the phase II clinical trial in Japan conducted over a 24-week period, monotherapy treatment with Pegasys® showed a higher sustained virological response (SVR) than that of the conventional interferon. In all patients, the SVR was 36%, and 16% in difficult-to-treat patients.

The most prevalent side effects observed during the trial were headaches (61.2%), fever (60.1%), fatigue (55.6%), and abnormal laboratory values were neutropenia (75.3%) thrombcytopenia (70.8%), and leukocyte (64.6%).

Pegasys® was developed by F. Hoffmann-La Roche and approved in Switzerland in July 2001. Approval was subsequently obtained in the EU and the U.S.A and is now widely used in 86 countries for treating chronic hepatitis C.

Chugai believes that Pegasys® will make a significant contribution to the lives of chronic hepatitis C sufferers in Japan.

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail:pr@chugai-pharm.co.jp
URL:http://www.chugai-pharm.co.jp

CHUGAI

October 27, 2003

Phase II clinical study of MRA shows significant clinical benefit to children with systemic-onset Juvenile Idiopathic Arthritis

67th Annual Scientific Meeting of the American College of Rheumatology

F. Hoffmann-La Roche (Roche) and Chugai Pharmaceutical Co., Ltd. (Chugai) announced today new Phase II data which indicate that treatment with MRA provides significant clinical benefit to children suffering from systemic-onset juvenile idiopathic arthritis (So-JIA). MRA is a humanized anti-interleukin-6 receptor antibody that inhibits the function of the cytokine interleukin-6 (IL-6). IL-6 is well recognized as playing a central role in the disease process of So-JIA.

This open, early Phase II dose-escalation clinical trial was designed to investigate the safety and efficacy of MRA in 11 children with active So-JIA. All the children were administered an initial intravenous dose of 2 mg/kg of MRA, followed by increased doses up to 8mg/kg depending on their levels of C-reactive protein (CRP), a marker of the disease activity.

MRA rapidly reduced the disease activity of So-JIA in 10 of 11 children. A 70% reduction of disease activity, as defined by a standard set of criteria, was achieved in 1 out of 3 children receiving 3 doses of 2mg/kg, in 3 out of 5 receiving 4mg/kg, and in all 3 children receiving 8mg/kg. The analysis of this data demonstrated a rapid improvement of clinical manifestations such as fever, rash, arthritis, and fatigue.

No children withdrew from the trial because of disease flare or adverse events.

These preliminary Phase II data show that MRA achieves a marked improvement of symptoms in children with active So-JIA and a normalization of acute phase reactants such as CRP as markers of inflammation. However, additional large-scale clinical trials need to be conducted before further conclusions can be drawn.

About MRA

MRA is a humanized anti-IL-6 receptor monoclonal antibody whose novel mechanism of action may provide a new and effective form of treatment also for adult RA. Phase II studies have been completed in Japan and Europe. Phase III clinical development in RA has been initiated in Japan and is under preparation in Europe and the USA. An early Phase II study with MRA in systemic onset juvenile idiopathic arthritis (So-JIA) is also ongoing in Europe.

Roche and Chugai are developing MRA in collaboration with Osaka University. This co-development partnership was set up under the first licensing agreement between the two companies in 2003, where Roche was granted the right to promote in all countries except Japan, South Korea and Taiwan, and the parties would co-promote in the UK, France and Germany. Other indications, such as Castleman's disease, Crohn's disease, and multiple myeloma are also in clinical development.

About Juvenile Idiopathic Arthritis

Systemic-onset juvenile idiopathic arthritis (So-JIA) is a severe, steroid-dependent disorder, sometimes progressing to a fatal disease. Elevated serum IL-6 may play an important role in the clinical signs and symptoms of this disease. Approximately 20% of patients with juvenile rheumatoid arthritis suffer from So-JIA.

Roche Business Development and Alliance Strategy

Roche's innovation strategy is based on strong in-house research with centres in Japan, Europe and the USA and strategic alliances with Genentech and Chugai. Complementing and strengthening the Group's dynamic R&D capabilities are over 80 scientific and commercial collaborations with biotech companies and universities in clearly defined focus areas. In the past 18 months, Roche has formed over 45 new partnerships, which span a wide range of therapeutic areas and technologies, making it an industry leader. A key element of this strategy is to enable its partners to achieve their vision while maintaining their cultural identity and entrepreneurial spirit.

About Chugai

Chugai Pharmaceutical Co., Ltd. is one of Japan's leading research-based pharmaceutical companies with strengths in biotechnology products and in the therapeutic fields of oncology, renal diseases, cardiovascular diseases, bone/joint diseases and transplantation/infection/immunity. With pharmaceutical sales of 237 billion yen in 2002, Chugai has invested in research and development capabilities in the US and Europe, and has established sales and marketing operations in France, Germany and the UK. Chugai employs 5,867 employees worldwide. For information, access our website at www.chugai-pharm.co.jp/english/

About Roche

Headquartered in Basel, Switzerland, F. Hoffmann-La Roche (Roche) is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer, and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, Roche contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 62,000 people in 150 countries. Roche has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai. For more information, access our website at www.roche.com.

This release is available in English only.

Roche A member of the Roche group

CHUGAI PHARMACEUTICAL CO., LTD.
Corporate Communications Dept.
1-9, Kyobashi 2-chome, Chuo-ku
Tokyo 104-8301, Japan
TEL:+81-(0)3-3273-0881
FAX:+81-(0)3-3281-6607
E-mail: pr@chugai-pharm.co.jp
URL: http://www.chugai-pharm.co.jp

October 28, 2003

359 Patient, Phase II Clinical Study Results of MRA
A Beneficial Treatment for Adult Rheumatoid Arthritis

67th Annual Scientific Meeting of the American College of Rheumatology

Roche and Chugai Pharmaceutical Co., Ltd. (Chugai) announced today the results of a completed, large, double-blind, randomized Phase II clinical study with MRA, involving over 350 adult patients with rheumatoid arthritis (RA), which showed MRA to be a potentially effective treatment for adult RA. MRA is a humanized anti-interleukin-6 receptor antibody that inhibits the function of the cytokine interleukin-6 (IL-6). IL-6 is well recognized as playing a central role in the inflammatory response.

This large Phase II study was designed to evaluate the safety and efficacy of a range of doses of MRA given alone, and in combination with methotrexate (MTX) for the treatment of adult RA. Efficacy endpoints included Disease Activity Score (DAS) and the associated EULAR response, as well as the normalization of inflammatory markers such as C-reactive protein (CRP) and erythrocyte sedimentation rate (ESR) levels. A total of 359 patients with active RA, with an inadequate response to MTX, were randomized to one of seven treatment arms of intravenous infusions of MRA 2, 4, or 8 mg/kg every 4 weeks either as monotherapy, or in combination with MTX, or MTX plus MRA placebo.

MRA improved DAS scores and EULAR response in monotherapy and combination therapy with MTX. Efficacy was achieved at 8 mg/kg. Efficacy was also seen with 4 mg/kg doses, in combination with MTX. In addition, MRA induced favorable, dose-related changes in mean clinical and laboratory values reflective of disease improvement - both CRP and ESR. These levels became normal in both 8 mg/kg monotherapy and in 8 mg/kg combination therapy.

MRA was well tolerated as both a mono and combination therapy and the safety profile was consistent with that expected for other biologics. To date, over 500 adult RA patients have been treated with MRA in both Europe and Japan.

Professor Sir Ravinder Maini of The Kennedy Institute of Rheumatology, London stated, "The targeted blockade of the IL-6 signal represents an additional and potentially effective treatment option for adult RA, and the results of this large Phase II clinical study demonstrate the control of signs and symptoms and inflammation and safety profile of MRA in this disease. However, more studies need to be conducted before further conclusions can be drawn."

About MRA

MRA is a humanized anti-IL-6 receptor monoclonal antibody whose novel mechanism of action may provide a new and effective form of treatment for adult RA. Phase II studies have been completed in Japan and Europe. Phase III clinical development in RA has been initiated in Japan and is under preparation in Europe and the USA. A Phase II study with MRA in systemic onset juvenile idiopathic arthritis (So-JIA) is also ongoing in Europe.

Roche and Chugai are developing MRA in collaboration with Osaka University. This co-development partnership was set up under the first licensing agreement between the two companies in 2003, where Roche will promote in all countries except Japan, South Korea and Taiwan, and the parties will co-promote in the UK, France and Germany. Other indications, such as Castleman's disease, Crohn's disease, juvenile idiopathic arthritis, and multiple myeloma, are also in clinical development.

About Rheumatoid Arthritis

RA is an autoimmune disorder of unknown cause, characterized by symmetric joint inflammation with erosive synovitis, and in some cases extra-articular involvement. Most patients experience a chronic fluctuating course of disease with joint swelling and pain that, despite therapy, may result in progressive joint destruction and ultimately lead to loss of function of joints. RA affects almost six million people around the world.

Roche Business Development and Alliance Strategy

Roche is a distinctive alliance partner with expertise in identifying cutting-edge innovation that can lead to new and improved medicines. During the past 18 months, Roche has formed over 45 new partnerships which span a wide range of therapeutic areas and technologies, making it an industry leader. Through its alliance strategy, Roche creates value with its partners by transforming these business transactions into productive relationships. A key element of Roche's strategy is to enable its partners to achieve their vision while maintaining their cultural identity and entrepreneurial spirit.

About Chugai

Chugai Pharmaceutical Co., Ltd. is one of Japan's leading research-based pharmaceutical companies with

strengths in biotechnology products and in the therapeutic fields of oncology, renal diseases, cardiovascular diseases, bone/joint diseases and transplantation/infection/immunity. With pharmaceutical sales of 237 billion yen in 2002, Chugai has invested in research and development capabilities in the US and Europe, and has established sales and marketing operations in France, Germany and the UK. Chugai employs 5,867 employees worldwide. For information, access our website at www.chugai-pharm.co.jp/english/

About Roche

Headquartered in Basel, Switzerland, F. Hoffmann-La Roche (Roche) is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer, and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, Roche contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 62,000 people in 150 countries. Roche has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai. For more information, access our website at www.roche.com.

This release is available in English only.